Exhibit (a)(1)(A)

Offer To Purchase For Cash

All Outstanding Shares of Common Stock

of

PROTECTION ONE, INC.

at

$15.50 NET PER SHARE

by

PROTECTION ACQUISITION SUB, INC.

a wholly-owned indirect subsidiary of

PROTECTION HOLDINGS, LLC

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 9:00 A.M., NEW YORK

CITY TIME, ON JUNE 2, 2010, UNLESS THE OFFER IS EXTENDED (SUCH

DATE AND TIME, AS IT MAY BE EXTENDED, THE “EXPIRATION DATE”) OR

EARLIER TERMINATED.

Protection Acquisition Sub, Inc., a Delaware corporation (“Purchaser”) and a wholly-owned indirect subsidiary of Protection Holdings, LLC, a Delaware limited liability company (“Parent”), is offering to purchase all of the outstanding shares of common stock, par value $0.01 per share (the “Shares”), of Protection One, Inc., a Delaware corporation (“Protection One”), at a purchase price of $15.50 per Share (the “Offer Price”), net to the seller in cash, without interest thereon and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal (which, together with the Offer to Purchase, each as may be amended or supplemented from time to time, collectively constitute the “Offer”).

The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of April 26, 2010 (as it may be amended from time to time, the “Merger Agreement”), by and among Parent, Purchaser and Protection One. The Merger Agreement provides, among other things, that following the consummation of the Offer and subject to certain conditions, Purchaser will be merged with and into Protection One (the “Merger”), with Protection One continuing as the surviving corporation, indirectly wholly-owned by Parent. In the Merger, each Share outstanding immediately prior to the effective time of the Merger (the “Effective Time”) (other than Shares held (i) in the treasury of Protection One or by Parent or Purchaser, which Shares shall be cancelled and shall cease to exist, or (ii) by stockholders who validly exercise appraisal rights under Delaware law with respect to such Shares) will be cancelled and converted into the right to receive $15.50 or any greater per Share price paid in the Offer, without interest thereon and less any applicable withholding taxes. Under no circumstances will interest be paid on the purchase price for the Shares, regardless of any extension of the Offer or any delay in making payment for the Shares.

The Offer is conditioned upon, among other things, the absence of a termination of the Merger Agreement in accordance with its terms and the satisfaction of (i) the Minimum Condition (as described below), (ii) the HSR Condition (as described below) and (iii) the Governmental Authority Condition (as described below). The Minimum Condition requires that the number of Shares that have been validly tendered and not properly withdrawn prior to the then scheduled Expiration Date (as it may be extended from time to time pursuant to the Merger Agreement) of the Offer which, together with the number of Shares (if any) then owned of record by Parent or Purchaser or with respect to which Parent or Purchaser otherwise has, directly or indirectly, sole voting power, represents at least 60% of the Shares then outstanding (determined on a fully diluted basis) and no less than 60% of the voting power of the shares of capital stock of Protection One then outstanding (determined on a fully diluted basis) and entitled to vote in the election of directors. The HSR Condition requires the expiration or termination of any waiting period (and any extensions thereof) applicable to the transactions contemplated by the Merger Agreement under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended. The Governmental Authority Condition requires that no governmental authority shall have enacted, issued, promulgated, enforced or entered any law or order which is then in effect and has the effect of making the Offer, Top-Up Option (as defined in the Offer to Purchase) (if necessary to ensure that at least 90% of the Shares are owned by Parent or Purchaser) or Merger illegal or otherwise prohibiting, restraining or preventing the Offer, the Top-Up Option (if necessary to ensure that at least 90% of the Shares are owned by Parent or Purchaser) or Merger in each case substantially concurrently with the acceptance of the Offer. The Offer also is subject to other conditions as described in this Offer to Purchase. See Section 15 — “Certain Conditions of the Offer.”

The Protection One board of directors, among other things, has unanimously (i) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are fair to, and in the best interests of, Protection One’s stockholders, (ii) duly approved and declared advisable the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, and (iii) recommended that the stockholders of Protection One accept the Offer, tender their Shares to Purchaser in the Offer and, to the extent applicable, approve and adopt the Merger Agreement and the Merger.

A summary of the principal terms of the Offer appears on pages S-i through S-viii. You should read this entire Offer to Purchase carefully before deciding whether to tender your Shares in the Offer.

May 3, 2010

IMPORTANT

If you wish to tender all or a portion of your Shares to Purchaser in the Offer, you should either (i) complete and sign the Letter of Transmittal (or a facsimile thereof) that accompanies this Offer to Purchase in accordance with the instructions in the Letter of Transmittal and mail or deliver the Letter of Transmittal and all other required documents to the Depositary (as defined herein) together with certificates representing the Shares tendered or follow the procedure for book-entry transfer set forth in Section 3 — “Procedures for Accepting the Offer and Tendering Shares” or (ii) request your broker, dealer, commercial bank, trust company or other nominee to effect the transaction for you. If your Shares are registered in the name of a broker, dealer, commercial bank, trust company or other nominee, you must contact that institution in order to tender your Shares. There is no procedure for guaranteed delivery in the Offer.

Questions and requests for assistance should be directed to the Information Agent (as defined herein) at its address and telephone numbers set forth on the back cover of this Offer to Purchase. Additional copies of this Offer to Purchase, the related Letter of Transmittal, and other materials related to the Offer may also be obtained for free from the Information Agent. Additionally, copies of this Offer to Purchase, the related Letter of Transmittal, and any other material related to the Offer may be obtained at the website maintained by the Securities and Exchange Commission (the “SEC”) at www.sec.gov. You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance.

This Offer to Purchase and the related Letter of Transmittal contain important information and you should read both carefully and in their entirety before making a decision with respect to the Offer.

The Offer has not been approved or disapproved by the SEC or any state securities commission nor has the SEC or any state securities commission passed upon the fairness or merits of or upon the accuracy or adequacy of the information contained in this Offer to Purchase. Any representation to the contrary is unlawful.

The Information Agent for the Offer is:

501 Madison Avenue, 20th floor

New York, New York 10022

Stockholders may call toll free (888) 750-5834

Banks and Brokers may call collect (212) 750-5833

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SUMMARY TERM SHEET

The information contained in this summary term sheet is a summary only and is not meant to be a substitute for the more detailed description and information contained in the Offer to Purchase or the Letter of Transmittal. You are urged to read carefully the Offer to Purchase and the Letter of Transmittal in their entirety. Parent and Purchaser have included cross-references in this summary term sheet to other sections of the Offer to Purchase where you will find more complete descriptions of the topics mentioned below. The information concerning Protection One contained herein and elsewhere in the Offer to Purchase has been provided to Parent and Purchaser by Protection One or has been taken from or is based upon publicly available documents or records of Protection One on file with the U.S. Securities and Exchange Commission (the “SEC”) or other public sources at the time of the Offer. Parent and Purchaser have not independently verified the accuracy and completeness of such information. Parent and Purchaser have no knowledge that would indicate that any statements contained herein relating to Protection One provided to Parent and Purchaser or taken from or based upon such documents and records filed with the SEC are untrue or incomplete in any material respect.

Securities Sought	All issued and outstanding shares of common stock, par value $0.01 per share, of Protection One, Inc.
Price Offered Per Share	$15.50 net to the seller in cash, without interest thereon and less any applicable withholding taxes
Scheduled Expiration of Offer	9:00 a.m., New York City time, on June 2, 2010, unless the Offer is otherwise extended. See Section 1 — “Terms of the Offer.”
Purchaser	Protection Acquisition Sub, Inc., a wholly-owned indirect subsidiary of Protection Holdings, LLC, a Delaware limited liability company

Who is offering to buy my securities?

Protection Acquisition Sub, Inc. (“Purchaser”), a Delaware corporation, formed for the purpose of making this Offer. Purchaser is a wholly-owned indirect subsidiary of Protection Holdings, LLC, a Delaware limited liability company, or “Parent.” Parent is indirectly controlled by GTCR Golder Rauner II, L.L.C., a Delaware limited liability company. See the “Introduction” to this Offer to Purchase and Section 8 — “Certain Information Concerning Parent and Purchaser.”

Unless the context indicates otherwise, in this Offer to Purchase, we use the terms “us,” “we” and “our” to refer to Purchaser and, where appropriate, Parent. We use the term “Parent” to refer to Protection Holdings, LLC alone, the term “Purchaser” to refer to Protection Acquisition Sub, Inc. alone and the terms “Protection One” and the “Company” to refer to Protection One, Inc.

What are the classes and amounts of securities sought in the Offer?

We are offering to purchase all of the outstanding shares of common stock, par value $0.01 per share, of Protection One on the terms and subject to the conditions set forth in this Offer to Purchase. Unless the context otherwise requires, in this Offer to Purchase we use the term “Offer” to refer to this offer and the term “Shares” to refer to shares of Protection One common stock that are the subject of the Offer.

See the “Introduction” to this Offer to Purchase and Section 1 — “Terms of the Offer.”

How much are you offering to pay? What is the form of payment? Will I have to pay any fees or commissions?

We are offering to pay $15.50 per Share, net to the seller in cash, without interest thereon and less any applicable withholding taxes. We refer to this amount as the “Offer Price.” If you are the record owner of your Shares and you directly tender your Shares to us in the Offer, you will not have to pay brokerage fees or similar

S-ii

expenses. If you own your Shares through a broker, banker or other nominee, and your broker tenders your Shares on your behalf, your broker, banker or other nominee may charge you a fee for doing so. You should consult your broker, banker or other nominee to determine whether any charges will apply.

See the “Introduction” to this Offer to Purchase.

Is there an agreement governing the Offer?

Yes. Parent, Purchaser and Protection One have entered into an Agreement and Plan of Merger, dated as of April 26, 2010 (as it may be amended from time to time, the “Merger Agreement”). The Merger Agreement provides, among other things, for the terms and conditions of the Offer and the subsequent merger of Purchaser with and into Protection One (the “Merger”).

See Section 11 — “The Merger Agreement; Other Agreements” and Section 15 — “Certain Conditions of the Offer.”

Do you have the financial resources to make payment?

Yes, we have sufficient resources available to us. We estimate that we will need approximately $925 million to purchase all of the Shares pursuant to the Offer, to consummate the Merger (which estimate includes, among other things, payment in respect of outstanding in-the-money options, stock appreciation rights, restricted shares and restricted stock units), to repay existing debt of Protection One, and to pay related transaction fees and expenses. Purchaser has obtained commitments from J.P. Morgan Securities Inc., JPMorgan Chase Bank, N.A., and Barclays Bank PLC for debt financing up to $415 million and TCW/Crescent Mezzanine Management V, LLC for mezzanine notes financing up to $150 million (the “Debt Financing”). GTCR Fund IX/A L.P. has provided equity commitments of $340 million to Purchaser and Parent (the “Equity Financing”), which, in addition to the Debt Financing and certain cash on hand of Protection One (with respect to payments subsequent to the completion of the Merger), will be sufficient to fund the purchase of all the Shares in the Offer and complete the Merger, and pay related transaction fees and expenses. The Offer is not conditioned upon our ability to finance the purchase of Shares pursuant to the Offer. However, funding of the Debt Financing and Equity Financing is subject to the satisfaction of various conditions set forth in the commitment letters pursuant to which the Debt Financing and Equity Financing will be provided (including the requirement of Purchaser to be able to promptly effect the Merger). If we acquire at least 90% of the Shares in the Offer, we intend to effect the Merger without any further action by the stockholders of Protection One. If we acquire less than 90% of the Shares in the Offer, provided the Minimum Condition (as described below) is satisfied, we intend to exercise our Top-Up Option (as described below), and thereafter effect the Merger without any further action by the stockholders of Protection One.

See Section 9 — “Source and Amount of Funds.”

Is your financial condition relevant to my decision to tender my Shares in the Offer?

No. We do not think our financial condition is relevant to your decision whether to tender Shares and accept the Offer because:

•	the Offer is being made for all outstanding Shares solely for cash;

•	the Offer is not subject to any financing condition; and

•	if we consummate the Offer, we expect to acquire all remaining Shares for the same cash price in the Merger.

See Section 9 — “Source and Amount of Funds.”

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How long do I have to decide whether to tender my Shares in the Offer?

You will have until 9:00 a.m., New York City time, on June 2, 2010, to tender your Shares in the Offer, unless we extend the Offer (such date and time, as it may be extended, the “Expiration Date”). In addition, if we are required to, by the terms of the Merger Agreement, or we otherwise decide to provide a subsequent offering period for the Offer as described below, you will have an additional opportunity to tender your Shares. We do not currently intend to provide a subsequent offering period, although we reserve the right to do so.

See Section 1 — “Terms of the Offer” and Section 3 — “Procedures for Accepting the Offer and Tendering Shares.”

Can the Offer be extended and under what circumstances?

Yes. We have agreed in the Merger Agreement that, subject to our rights to terminate the Merger Agreement in accordance with its terms:

•

If, on or prior to the Expiration Date, the Minimum Condition, the HSR Condition and the Governmental Authority Condition (each as described below) and the other conditions to the Offer are not satisfied or waived (to the extent waivable) by Parent or Purchaser, then we must extend the Offer for successive periods of up to 5 business days, or, if the Company consents prior to such extension, for up to 20 business days to permit such conditions of the Offer to be satisfied; provided that we will not be required to extend the Offer beyond August 24, 2010 (the “Outside Date”) and provided that we may not extend the Offer beyond the Outside Date without the Company’s consent.

•	In addition, we must extend the Offer for any periods required by applicable law or applicable rules, regulations, interpretations or positions of the SEC or its staff.

•

Notwithstanding the foregoing, if all the conditions to the Offer have been satisfied and if necessary to fulfill the conditions set forth in the commitment letters pursuant to which the Debt Financing and Equity Financing or any permitted replacement financing is provided, (i) we may extend the Offer for successive periods of up to 5 business days each and for an aggregate period of not more than 20 business days beyond the last scheduled Expiration Date of the Offer otherwise permitted (and in no case beyond the Outside Date) and (ii) we must extend the Offer, if requested to do so by the Company in writing, for successive periods of 5 business days each or such longer period as the Company and Purchaser shall mutually agree but in no case beyond August 11, 2010, if all of the conditions to the Offer have been satisfied.

If necessary to obtain sufficient Shares so that we hold at least 90% of the Shares, we may, in our sole discretion, choose to provide for a subsequent offering period (and one or more extensions thereof) of 3 to 20 business days in accordance with Rule 14d-11 promulgated under the Securities Exchange Act of 1934, as amended, (the “Exchange Act”) following the time for acceptance of the tendered Shares (the “Acceptance Time”). A subsequent offering period is different from an extension of the Offer. During a subsequent offering period, you would not be able to withdraw any of the Shares that you had already tendered; you also would not be able to withdraw any of the Shares that you tender during the subsequent offering period.

See Section 1 — “Terms of the Offer” of this Offer to Purchase for more details on our obligation and ability to extend the Offer.

How will I be notified if the Offer is extended?

If we extend the Offer, we will inform BNY Mellon Shareowner Services, which is the depositary for the Offer (the “Depositary”), of any extension and will issue a press release announcing the extension not later than 9:00 a.m., New York City time, on the next business day after the day on which the Offer was scheduled to expire.

S-iv

If we elect to provide or extend any subsequent offering period, a public announcement of such determination will be made no later than 9:00 a.m., New York City time, on the next business day after the day on which the Offer was scheduled to expire or the date of termination of any prior subsequent offering period.

See Section 1 — “Terms of the Offer.”

What are the most significant conditions to the Offer?

The Offer is conditioned upon, among other things:

•	The absence of a termination of the Merger Agreement in accordance with its terms.

•

The satisfaction of the Minimum Condition. The Minimum Condition requires that the number of Shares that have been validly tendered and not properly withdrawn prior to the expiration of the Offer which, together with the number of Shares (if any) then owned of record by Parent or Purchaser or with respect to which Parent or Purchaser otherwise has, directly or indirectly, sole voting power, represents at least 60% of the Shares then outstanding (determined on a fully diluted basis) and no less than 60% of the voting power of the shares of capital stock of Protection One then outstanding (determined on a fully diluted basis) and entitled to vote in the election of directors;

•

The satisfaction of the HSR Condition. The HSR Condition requires the expiration or termination of any waiting period (and any extensions thereof) applicable to the transactions contemplated by the Merger Agreement under the HSR Act; and

•

The satisfaction of the Governmental Authority Condition. The Governmental Authority Condition requires that no governmental authority shall have enacted, issued, promulgated, enforced or entered any law or order which is then in effect and has the effect of making the Offer, Top-Up Option, as defined below, (if necessary to ensure that at least 90% of the Shares are tendered) or Merger illegal or otherwise prohibiting, restraining or preventing the Offer, the Top-Up Option (if necessary to ensure that at least 90% of the Shares are tendered) or Merger in each case substantially concurrently with the Acceptance Time.

The Offer also is subject to a number of other conditions set forth in this Offer to Purchase. We expressly reserve the right to waive such conditions, but we cannot, without Protection One’s consent (i) decrease the Offer Price, (ii) change the form of consideration payable in the Offer, (iii) reduce the maximum number of Shares to be purchased in the Offer, (iv) amend or waive the Minimum Condition, the HSR Condition or the Governmental Authority Condition or (v) amend any of the other conditions and requirements to the Offer in a manner adverse to the holders of Shares or Protection One.

See Section 15 — “Certain Conditions of the Offer.”

Have any Protection One stockholders agreed to tender their Shares?

Yes. We have entered into tender and support agreements (together the “Support Agreements”) with each of POI Acquisition, L.L.C. and Monarch Alternative Capital LP (together the “significant shareholders”). Pursuant to these agreements, among other things, each significant shareholder has agreed to tender in the Offer, and not withdraw, all of the Shares owned by the significant shareholder, as well as any other Shares acquired by the significant shareholder after the date of the Support Agreements. Each significant shareholder is only required to tender immediately prior to the expiration of the Offer, upon receipt of certain confirmations that, among other things, each provider of the Debt Financing and the Equity Financing is prepared to fund the Debt Financing and the Equity Financing subject to and substantially concurrently with the completion of the Merger. As of April 30, 2010, the significant shareholders together owned more than 60% of the Shares outstanding (determined on a fully diluted basis).

S-v

See Section 11 — “The Merger Agreement; Other Agreements — Tender and Support Agreements.”

How do I tender my Shares?

If you hold your Shares directly as the registered owner, you can (i) tender your Shares in the Offer by delivering the certificates representing your Shares, together with a completed and signed Letter of Transmittal and any other documents required by the Letter of Transmittal, to the Depositary or (ii) follow the procedures for book-entry transfer set forth in Section 3 of the Offer to Purchase, not later than the date and time the Offer expires. The Letter of Transmittal is enclosed with this Offer to Purchase.

If you hold your Shares in street name through a broker, dealer, commercial bank, trust company or other nominee, you must contact the institution that holds your Shares and give instructions that your Shares be tendered. You should contact the institution that holds your Shares for more details. There is no procedure for guaranteed delivery in the Offer.

See Section 3 — “Procedures for Accepting the Offer and Tendering Shares.”

Until what time may I withdraw previously tendered Shares?

You may withdraw your previously tendered Shares at any time until the Offer has expired. Pursuant to Section 14(d)(5) of the Exchange Act, however, Shares may be withdrawn at any time after July 2, 2010, which is the 60th day after the date of the commencement of the Offer, unless prior to that date Purchaser has accepted for payment the Shares validly tendered in the Offer. This right to withdraw will not, however, apply to Shares tendered in any subsequent offering period, if one is provided. See Section 4 — “Withdrawal Rights.”

How do I withdraw previously tendered Shares?

To withdraw previously tendered Shares, you must deliver a written notice of withdrawal, or a facsimile of one, with the required information to the Depositary while you still have the right to withdraw Shares. If you tendered Shares by giving instructions to a broker, banker or other nominee, you must instruct the broker, banker or other nominee to arrange for the withdrawal of your Shares. See Section 4 — “Withdrawal Rights.”

What does the Protection One Board think of the Offer?

The Protection One board of directors, among other things, has unanimously (i) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are fair to, and in the best interests of, Protection One’s stockholders, (ii) duly approved and declared advisable the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, and (iii) recommended that the stockholders of Protection One accept the Offer, tender their Shares to Purchaser in the Offer and, to the extent applicable, approve and adopt the Merger Agreement and the Merger.

A more complete description of the reasons of the Protection One Board’s approval of the Offer and the Merger is set forth in the Solicitation/Recommendation Statement on Schedule 14D-9 of Protection One.

If the Offer is completed, will Protection One continue as a public company?

No. Following the purchase of Shares in the Offer, we expect to complete the Merger. If the Merger takes place, Protection One no longer will be publicly owned. Even if the Merger does not take place, if we purchase all of the tendered Shares, there may be so few remaining stockholders and publicly held Shares that Protection One’s common stock will no longer be eligible to be traded through the NASDAQ Global Market (“Nasdaq”) or other securities exchanges, there may not be an active public trading market for Protection One common stock and Protection One may no longer be required to make filings with the SEC or otherwise comply with the SEC rules relating to publicly held companies.

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See Section 13 — “Certain Effects of the Offer.”

If I decide not to tender, how will the Offer affect my Shares?

If the Offer is consummated and certain other conditions are satisfied, Purchaser will merge with and into Protection One and all of the then outstanding Shares (other than Shares held (i) in the treasury of Protection One or by Parent or Purchaser, which Shares shall be cancelled and shall cease to exist, or (ii) by stockholders who validly exercise appraisal rights under Delaware law with respect to such Shares) will be cancelled and converted into the right to receive an amount in cash equal to the Offer Price, without interest and less any applicable withholding taxes. If we accept and purchase Shares in the Offer, we will have sufficient voting power to approve the Merger without the affirmative vote of any other stockholder of Protection One. Furthermore, if pursuant to the Offer or otherwise we own at least 90% of the outstanding Shares, we may effect the Merger without any further action by the stockholders of Protection One.

See Section 11 — “The Merger Agreement; Other Agreements.”

If the Merger is consummated, Protection One’s stockholders who do not tender their Shares in the Offer will, unless they validly exercise appraisal rights (as described below), receive the same amount of cash per Share that they would have received had they tendered their Shares in the Offer. Therefore, if the Offer and the Merger are completed, the only differences to you between tendering your Shares and not tendering your Shares in the Offer are that (i) you will be paid earlier if you tender your Shares in the Offer and (ii) appraisal rights will not be available to you if you tender Shares in the Offer but will be available to you in the Merger. See Section 17 — “Appraisal Rights.” However, if the Offer is consummated but the Merger is not consummated, the number of Protection One’s stockholders and the number of Shares that are still in the hands of the public may be so small that there will no longer be an active public trading market (or, possibly, there may not be any public trading market) for the Shares. Also, as described in Section 13 — “Certain Effects of the Offer” below, Protection One may cease making filings with the SEC or otherwise may not be required to comply with the rules relating to publicly held companies.

See the “Introduction” to this Offer to Purchase and Section 13 — “Certain Effects of the Offer.”

What is the market value of my Shares as of a recent date?

On January 19, 2010, which was the last trading day prior to Protection One’s public announcement that it was considering a possible sale of the Company, the reported closing sales price of the Shares on Nasdaq was $7.10. On April 23, 2010, the last full date of trading before the public announcement of the terms of the Offer and the Merger, the reported closing sales price of the Shares on Nasdaq was $13.76. On April 30, 2010, the last full date of trading before the commencement of the offer, the reported closing sales price of the Shares on Nasdaq was $15.47. The Offer Price represents a 118% premium over the January 19, 2010 closing stock price, a 13% premium over the April 23, 2010 closing stock price, and a 0.2% premium over the April 30, 2010 stock price.

See Section 6 — “Price Range of Shares; Dividends.”

What is the “Top-Up Option” and when will it be exercised?

Under the Merger Agreement, if we do not acquire at least 90% of the outstanding Shares in the Offer after our acceptance of, and payment for Shares pursuant to the Offer, we have the option, subject to certain limitations, to purchase from Protection One the number of additional Shares sufficient to cause us to own one share more than 90% of the Shares then outstanding at a price per Share equal to the Offer Price. We may exercise this right, in whole, but not in part, immediately after the Acceptance Time and prior to the Effective Time of the Merger. We refer to this option as the “Top-Up Option.”

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If necessary for us to own at least 90% of the Shares issued and outstanding after acceptance for payment of Shares validly tendered in the Offer, we are required to exercise the Top-Up Option to allow a short-form merger to be completed.

See Section 11— “The Merger Agreement; Other Agreements — Merger Agreement — Top-Up Option” and Section 12 — “Purpose of the Offer; Plans for Protection One — Short-Form Merger.”

Will I have appraisal rights in connection with the Offer?

No appraisal rights will be available to you in connection with the Offer. However, if we accept Shares in the Offer and the Merger is completed, stockholders will be entitled to appraisal rights in connection with the Merger if they do not tender Shares in the Offer and do not vote in favor of the Merger (if a vote on the Merger is held), subject to and in accordance with Delaware law. Stockholders must properly perfect their right to seek appraisal under Delaware law in connection with the Merger in order to exercise appraisal rights.

See Section 17 — “Appraisal Rights.”

What will happen to my stock options in the Offer?

The Offer is made only for Shares and is not made for any stock options to purchase Shares, including options that were granted under any Protection One stock plan (“Options”). Pursuant to the Merger Agreement, each Option having an exercise price per Share that is less than the Offer Price and that is outstanding and unexercised immediately prior to the Acceptance Time will be canceled without any action on the part of the holder of any Option in consideration for the right at the Acceptance Time to receive, as promptly as reasonably practicable, an amount in cash, less any applicable withholding taxes, equal to the excess of the Offer Price over the per Share exercise price of the Option for each Share subject to such Option. Options granted pursuant to the Company’s 2004 Stock Option Plan will be paid the amount due and payable to the holder pursuant to the same formula above, plus interest, on the tenth calendar day or nearest subsequent business day following the Acceptance Time. Options with a Share exercise price that is equal to or greater than the Offer Price, will be, upon the Acceptance Time, canceled without consideration.

See Section 11 — “The Merger Agreement; Other Agreements — Merger Agreement — Treatment of Options.”

What will happen to my stock appreciation rights in the Offer?

The Offer is made only for Shares and is not made for any stock appreciation rights. At the Acceptance Time, each outstanding stock appreciation right granted pursuant to Protection One’s equity compensation plans will vest in full and become payable and the stock appreciation rights will be cancelled in consideration for the right to receive a cash payment equal to the “Redemption Price,” as defined in the applicable Protection One Stock Appreciation Rights Plan less any applicable withholding tax.

See Section 11 — “The Merger Agreement; Other Agreements — Merger Agreement — Treatment of Stock Appreciation Rights.”

What will happen to my restricted shares in the Offer?

The Offer is made only for Shares and is not made for any restricted shares. At the Acceptance Time, each outstanding restricted share granted pursuant to Protection One’s equity compensation plans will be cancelled by virtue of the completion of the Offer in consideration for the right to receive a cash payment equal to the Offer Price, less any applicable withholding of taxes.

See Section 11 — “The Merger Agreement; Other Agreements — Merger Agreement — Treatment of Unvested Restricted Shares.”

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What will happen to my restricted shares units in the Offer?

The Offer is made only for Shares and is not made for any restricted share units. At the Acceptance Time, each outstanding restricted share unit granted pursuant to Protection One’s equity compensation plans will vest in full and will be settled in Shares, which will be converted in the Merger into the right to receive the Offer Price, without interest and less any applicable withholding of taxes.

See Section 11 — “The Merger Agreement; Other Agreements — Merger Agreement — Treatment of Restricted Share Units.”

What are the material United States federal income tax consequences of tendering Shares?

The receipt of cash in exchange for your Shares in the Offer or the Merger will be a taxable transaction for U.S. federal income tax purposes and may also be a taxable transaction under applicable state, local or foreign income or other tax laws. In general, you will recognize capital gain or loss in an amount equal to the difference between the amount of cash you receive and your adjusted tax basis in the Shares sold pursuant to the Offer or exchanged for cash pursuant to the Merger. This capital gain or loss will be long-term capital gain or loss if you have held the Shares for more than one year as of the date of your sale or exchange of the Shares pursuant to the Offer or the Merger. See Section 5 — “Certain United States Federal Income Tax Consequences” for a more detailed discussion of the tax treatment of the Offer.

We urge you to consult with your own tax advisor as to the particular tax consequences to you of the Offer and the Merger.

Who should I call if I have questions about the Offer?

You may call Innisfree M&A Incorporated at (888) 750-5834 (Toll Free). Banks and brokers may call collect (212) 750-5833. Innisfree M&A Incorporated is acting as the information agent (the “Information Agent”) for our tender offer. See the back cover of this Offer to Purchase for additional contact information.

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To the Holders of

Shares of Common Stock of Protection One, Inc.:

INTRODUCTION

Protection Acquisition Sub, Inc., a Delaware corporation (“Purchaser”) and a wholly-owned indirect subsidiary of Protection Holdings, LLC, a Delaware limited liability company (“Parent”), is offering to purchase all outstanding shares of common stock, par value $0.01 per share (the “Shares”), of Protection One, Inc., a Delaware corporation (“Protection One” or the “Company”), at a price of $15.50 per Share (the “Offer Price”), net to the seller in cash, without interest thereon and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal (which collectively, as each may be amended or supplemented from time to time, constitute the “Offer”).

We are making the Offer pursuant to an Agreement and Plan of Merger, dated as of April 26, 2010 (as it may be amended from time to time, the “Merger Agreement”), by and among Parent, Purchaser and Protection One. The Merger Agreement provides, among other things, for the making of the Offer and also provides that following the consummation of the Offer and subject to certain conditions, Purchaser will be merged with and into Protection One (the “Merger”) with Protection One continuing as the surviving corporation, indirectly wholly-owned by Parent. Pursuant to the Merger Agreement, at the effective time of the Merger (the “Effective Time”), each Share outstanding immediately prior to the Effective Time (other than Shares held (i) in the treasury of Protection One or by Parent or Purchaser, which Shares shall be cancelled and shall cease to exist, or (ii) by stockholders who validly exercise their appraisal rights in connection with the Merger as described in Section 17 — “Appraisal Rights”) will be cancelled and converted into the right to receive an amount in cash equal to the Offer Price, without interest thereon and less any applicable withholding taxes. The Merger Agreement is more fully described in Section 11 — “The Merger Agreement; Other Agreements,” which also contains a discussion of the treatment of Protection One stock options, stock appreciation rights, restricted shares and restricted share units.

Tendering stockholders who are record owners of their Shares and who tender directly to the BNY Mellon Shareowner Services (the “Depositary”) will not be obligated to pay brokerage fees or commissions or, except as otherwise provided in Instruction 6 of the Letter of Transmittal, stock transfer taxes with respect to the purchase of Shares by Purchaser pursuant to the Offer. Stockholders who hold their Shares through a broker, banker or other nominee should consult such institution as to whether it charges any service fees or commissions.

The Protection One board of directors, among other things, has unanimously (i) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are fair to, and in the best interests of, Protection One’s stockholders, (ii) duly approved and declared advisable the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, and (iii) recommended that the stockholders of Protection One accept the Offer, tender their Shares to Purchaser in the Offer and, to the extent applicable, approve and adopt the Merger Agreement and the Merger.

The Offer is conditioned upon, among other things, the absence of a termination of the Merger Agreement in accordance with its terms and the satisfaction of (i) the Minimum Condition (as described below), (ii) the HSR Condition (as described below) and (iii) the Governmental Authority Condition (as described below). The Minimum Condition requires that the number of Shares that have been validly tendered and not properly withdrawn prior to the then scheduled Expiration Date (as it may be extended from time to time pursuant to the Merger Agreement) of the Offer which, together with the number of Shares (if any) then owned of record by Parent or Purchaser or with respect to which Parent or Purchaser otherwise has, directly or indirectly, sole voting power, represents at least 60% of the Shares then outstanding (determined on a fully diluted basis) and no less than 60% of the voting power of the shares of capital stock of Protection One then outstanding (determined on a fully diluted basis) and entitled to vote in the election of directors. The HSR

Condition requires the expiration or termination of any waiting period (and any extensions thereof) applicable to the transactions contemplated by the Merger Agreement under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”). The Governmental Authority Condition requires that no governmental authority shall have enacted, issued, promulgated, enforced or entered any law or order which is then in effect and has the effect of making the Offer, Top-Up Option (if necessary to ensure that at least 90% of the Shares are owned by Parent or Purchaser) or Merger illegal or otherwise prohibiting, restraining or preventing the Offer, the Top-Up Option (as described below) (if necessary to ensure that at least 90% of the Shares are owned by Parent or Purchaser) or Merger in each case substantially concurrently with the acceptance of the Offer. The Offer also is subject to other conditions as described in this Offer to Purchase. See Section 15 — “Certain Conditions of the Offer.”

Protection One has advised Parent that Lazard Frères & Co. LLC, Protection One’s financial advisor, rendered its oral opinion to Protection One’s transactions committee and board of directors, subsequently confirmed in writing on April 26, 2010 that as of such date, and based upon and subject to the assumptions procedures, factors, qualifications and limitations set forth in the written opinion, the Offer Price to be paid to the holders of Shares (other than Parent or Purchaser) in the Offer and the Merger was fair, from a financial point of view, to such holders. The full text of the written opinion of Lazard Frères & Co. LLC (“Lazard Frères”), dated as of April 26, 2010, which sets forth the assumptions made, procedures followed, factors considered and qualifications and limitations on the review undertaken in connection with such opinion, will be attached as an annex to Protection One’s Solicitation/Recommendation Statement on Schedule 14D-9 to be filed with the Securities and Exchange Commission (“SEC”) and mailed to Protection One’s stockholders by Protection One. Lazard Frères’ opinion was directed to the transactions committee and the board for the information and assistance of Protection One’s transactions committee and board of directors in connection with its consideration of the Offer and the Merger and addressed only the fairness, from a financial point of view, to the holders of the Shares (other than Parent or Purchaser) of the Offer Price to be paid to such holders in the Offer and Merger as of the date of Lazard Frères’ opinion. The opinion of Lazard Frères was not intended to and does not constitute a recommendation to any holder of Shares as to whether or not you should tender Shares in connection with the Offer or how you should act with respect to the Offer or the Merger or any other matter relating thereto.

Consummation of the Merger is conditioned upon, among other things, the adoption of the Merger Agreement by the requisite vote of stockholders of Protection One, if required by Delaware law. Under Delaware law, the affirmative vote of a majority of the outstanding Shares is the only vote of any class or series of Protection One’s capital stock that would be necessary to adopt the Merger Agreement at any required meeting of Protection One’s stockholders. If we accept and purchase Shares in the Offer, we will have sufficient voting power to approve the Merger without the affirmative vote of any other stockholder of Protection One. In addition, Delaware law provides that if a corporation owns at least 90% of the outstanding shares of each class of stock of a subsidiary corporation entitled to vote on a merger, the corporation holding such stock may merge such subsidiary into itself, or itself into such subsidiary, without any action or vote on the part of the board of directors or the stockholders of such other corporation. Under the Merger Agreement, if, after the expiration of the Offer or the expiration of any subsequent offering period, Purchaser owns at least 90% of the outstanding Shares (including Shares issued pursuant to the Top-Up Option), Parent and Protection One agreed to take all necessary and appropriate action to cause the Merger to become effective, without a meeting of the holders of Shares, in accordance with Section 253 of the Delaware General Corporation Law (as amended, the “DGCL”).

This Offer to Purchase and the related Letter of Transmittal contain important information that should be read carefully in its entirety before any decision is made with respect to the Offer.

THE TENDER OFFER

1.	Terms of the Offer.

Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of such extension or amendment), we will accept for payment and promptly pay for all Shares validly tendered prior to the Expiration Date and not properly withdrawn as permitted under Section 4 — “Withdrawal Rights.” The term “Expiration Date” means 9:00 a.m., New York City time, on June 2, 2010, unless we, in accordance with the Merger Agreement, extend the period during which the Offer is open, in which event the term “Expiration Date” means the latest time and date at which the Offer, as so extended, expires.

The Offer is conditioned upon, among other things, the absence of a termination of the Merger Agreement in accordance with its terms and the satisfaction of the Minimum Condition, the HSR Condition, the Governmental Authority Condition and the other conditions described in Section 15 — “Certain Conditions of the Offer.”

If, on or prior to the Expiration Date, the Minimum Condition, the HSR Condition and the Governmental Authority Condition (each as described below) and the other conditions to the Offer are not satisfied or waived (to the extent waivable) by Parent or Purchaser, then we must extend the Offer for successive periods of up to 5 business days, or, if the Company consents prior to such extension, for up to 20 business days to permit such conditions of the Offer to be satisfied; provided that we will not be required to extend the Offer beyond August 24, 2010 (the “Outside Date”) and provided that we may not extend the Offer beyond the Outside Date without the Company’s consent. For purposes of the extension requirement listed above, the Company, Purchaser and Parent agreed to assume, absent a breach of the tender and support agreements (together, the “Support Agreements”), that Shares subject to a Support Agreement have been validly tendered in the Offer for purposes of determining whether the Minimum Condition is satisfied. We have entered into separate Support Agreements with stockholders representing in the aggregate more than 60% of Shares outstanding (determined on a fully diluted basis), pursuant to which, among other things and subject to certain conditions, such stockholders have agreed to tender, and not withdraw, all of the Shares owned by each of such stockholders.

In addition, we must extend the Offer for any periods required by applicable law or applicable rules, regulations, interpretations or positions of the SEC or its staff.

Notwithstanding the foregoing, if all the conditions to the Offer have been satisfied and if necessary to fulfill the conditions set forth in the commitment letters pursuant to which the Debt Financing and Equity Financing (each as described in Section 9 — “Source and Amount of Funds”) or any permitted replacement financing is provided, (i) we may extend the Offer for successive periods of up to 5 business days each and for an aggregate period of not more than 20 business days beyond the last scheduled Expiration Date of the Offer otherwise permitted (and in no case beyond the Outside Date) and (ii) we must extend the Offer, if requested to do so by the Company in writing for successive periods of 5 business days each or such longer period as the Company and Purchaser shall mutually agree but in no case beyond August 11, 2010, if all of the conditions to the Offer have been satisfied. For purposes of the extension requirements listed above, the Company, Purchaser and Parent agreed to assume that Shares subject to a Support Agreement have been validly tendered in the Offer for purposes of determining whether the Minimum Condition is satisfied.

Subject to the applicable rules and regulations of the SEC, we expressly reserve the right to increase the Offer Price, to make other changes in the terms and conditions of the Offer or to waive any condition of the Offer; provided that, without the prior written consent of Protection One, we will not (i) decrease the Offer Price, (ii) change the form of consideration payable in the Offer, (iii) reduce the maximum number of Shares to be purchased in the Offer, (iv) amend or waive the Minimum Condition, the HSR Condition or the Governmental Authority Condition or (v) amend any of the other conditions and requirements to the Offer in a manner adverse to the holders of Shares. Any extension, delay, termination or amendment of the Offer will be followed as promptly as practicable by public announcement thereof, and such announcement in the case of an extension will be made no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date. Without limiting the manner in which we may choose to make any public announcement, we currently intend to make announcements regarding the Offer by issuing a press release and making any appropriate filing with the SEC.

If we extend the Offer, are delayed in our acceptance for payment of or payment (whether before or after our acceptance for payment for Shares) for Shares or are unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to our rights under the Offer, the Depositary may retain tendered Shares on our behalf, and such Shares may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights as described herein under Section 4 — “Withdrawal Rights.” However, our ability to delay the payment for Shares that we have accepted for payment is limited by Rule 14e-1(c) under the Securities Exchange Act of 1934, as amended, (the “Exchange Act”), which requires us to pay the consideration offered or return the securities deposited by or on behalf of stockholders promptly after the termination or withdrawal of the Offer.

If we make a material change in the terms of the Offer or the information concerning the Offer or if we waive a material condition of the Offer, we will disseminate additional tender offer materials and extend the Offer if and to the extent required by Rules 14d-4(d)(1), 14d-6(c) and 14e-1 under the Exchange Act. The minimum period during which an offer must remain open following material changes in the terms of the Offer or information concerning the Offer, other than a change in price or a change in percentage of securities sought, will depend upon the facts and circumstances, including the relative materiality of the terms or information changes. In the SEC’s view, an offer should remain open for a minimum of five business days from the date the material change is first published, sent or given to stockholders, and with respect to a change in price or a change in percentage of securities sought, a minimum 10 business day period generally is required to allow for adequate dissemination to stockholders and investor response.

If, on or before the Expiration Date, we increase the consideration being paid for Shares accepted for payment in the Offer, such increased consideration will be paid to all stockholders whose Shares are purchased in the Offer, whether or not such Shares were tendered before the announcement of the increase in consideration.

We expressly reserve the right, in our sole discretion, subject to the terms and conditions of the Merger Agreement and the applicable rules and regulations of the SEC, not to accept for payment any Shares if, at the expiration of the Offer, any of the conditions to the Offer have not been satisfied or upon the occurrence of any of the events set forth in Section 15 — “Certain Conditions of the Offer.” Under certain circumstances, we may terminate the Merger Agreement and the Offer.

After the expiration of the Offer and acceptance of the Shares tendered, and not withdrawn, from the Offer, we may decide pursuant to the Merger Agreement to provide for one or more subsequent offering periods. A subsequent offering period, if included, will be an additional period of not less than three business days and up to 20 business days beginning on the next business day following the then scheduled Expiration Date, during which any remaining stockholders may tender, but not withdraw, their Shares and receive the Offer Price. If we include a subsequent offering period, we will immediately accept and promptly pay for all Shares that were validly tendered during the initial offering period. During a subsequent offering period, tendering stockholders will not have withdrawal rights, and we will immediately accept and promptly pay for any Shares tendered during the subsequent offering period.

Other than as may be required by the terms of the Merger Agreement, we do not currently intend to provide a subsequent offering period for the Offer, although we reserve the right to do so. If we elect to provide or extend any subsequent offering period, a public announcement of such inclusion or extension will be made no later than 9:00 a.m., New York City time, on the next business day following the Expiration Date or date of termination of any prior subsequent offering period.

Under the Merger Agreement, if we do not acquire at least 90% of the outstanding Shares in the Offer after our acceptance of, and payment for, Shares pursuant to the Offer, we have the option (the “Top-Up Option”), exercisable in whole, but not in part, upon the terms and conditions set forth in the Merger Agreement, to purchase from Protection One that number of Shares equal to a number of Shares that, when added to the number of Shares directly or indirectly owned by Parent or Purchaser at the time of such exercise, will constitute one Share more than 90% of the Shares outstanding immediately after exercise of the Top-Up Option at a price per Share equal to the Offer Price. We may exercise the Top-Up Option immediately after the time at which we accept Shares tendered in the Offer (the “Acceptance Time”) and prior to the Effective Time.

Protection One has provided us with Protection One’s stockholder list and security position listings for the purpose of disseminating the Offer to holders of Shares. This Offer to Purchase and the related Letter of Transmittal will be mailed to record holders of Shares whose names appear on Protection One’s stockholder list and will be furnished, for subsequent transmittal to beneficial owners of Shares, to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing.

2.	Acceptance for Payment and Payment for Shares.

Subject to the satisfaction or waiver of all the conditions to the Offer set forth in Section 15 — “Certain Conditions of the Offer,” we will accept for payment and promptly pay for Shares validly tendered and not properly withdrawn pursuant to the Offer on or after the Expiration Date. If we commence a subsequent offering period in connection with the Offer, we will immediately accept for payment and promptly pay for all additional Shares tendered during such subsequent offering period, subject to and in compliance with the requirements of Rule 14d-11(e) under the Exchange Act. Subject to compliance with Rule 14e-1(c) under the Exchange Act, we expressly reserve the right to delay payment for Shares in order to comply in whole or in part with any applicable law, including, without limitation, the HSR Act and any other applicable foreign antitrust, competition or merger control laws. See Section 16 — “Certain Legal Matters; Regulatory Approvals.”

In all cases, we will pay for Shares accepted for payment pursuant to the Offer only after timely receipt by the Depositary of (i) the certificates evidencing such Shares (the “Share Certificates”) or confirmation of a book-entry transfer of such Shares (a “Book-Entry Confirmation”) into the Depositary’s account at The Depository Trust Company (“DTC”) pursuant to the procedures set forth in Section 3 — “Procedures for Accepting the Offer and Tendering Shares,” (ii) the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees or, in the case of a book-entry transfer, an Agent’s Message (as defined below) in lieu of the Letter of Transmittal and (iii) any other documents required by the Letter of Transmittal. Accordingly, tendering stockholders may be paid at different times depending upon when Share Certificates or Book-Entry Confirmations with respect to Shares are actually received by the Depositary.

The term “Agent’s Message” means a message, transmitted by DTC to and received by the Depositary and forming a part of a Book-Entry Confirmation, that states that DTC has received an express acknowledgment from the participant in DTC tendering the Shares that are the subject of such Book-Entry Confirmation, that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that Purchaser may enforce such agreement against such participant.

For purposes of the Offer, we will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered and not properly withdrawn as, if and when we give oral or written notice to the Depositary of our acceptance for payment of such Shares pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the Offer Price for such Shares with the Depositary, which will act as paying agent for tendering stockholders for the purpose of receiving payments from us and transmitting such payments to tendering stockholders whose Shares have been accepted for payment. If we extend the Offer, are delayed in our acceptance for payment of

Shares or are unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to our rights under the Offer, the Depositary may retain tendered Shares on our behalf, and such Shares may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights as described herein under Section 4 — “Withdrawal Rights” and as otherwise required by Rule 14e-1(c) under the Exchange Act. Under no circumstances will we pay interest on the purchase price for Shares by reason of any extension of the Offer or any delay in making such payment.

If any tendered Shares are not accepted for payment for any reason pursuant to the terms and conditions of the Offer, or if Share Certificates are submitted evidencing more Shares than are tendered, Share Certificates evidencing unpurchased Shares will be returned, without expense to the tendering stockholder (or, in the case of Shares tendered by book-entry transfer into the Depositary’s account at DTC pursuant to the procedure set forth in Section 3 — “Procedures for Accepting the Offer and Tendering Shares,” such Shares will be credited to an account maintained at DTC), promptly following the expiration or termination of the Offer.

3.	Procedures for Accepting the Offer and Tendering Shares.

Valid Tenders. In order for a stockholder to validly tender Shares pursuant to the Offer, the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, together with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message in lieu of the Letter of Transmittal) and any other documents required by the Letter of Transmittal must be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase and either (A) the Share Certificates evidencing tendered Shares must be received by the Depositary at such address or (B) such Shares must be tendered pursuant to the procedure for book-entry transfer described below and a Book-Entry Confirmation must be received by the Depositary, in each case prior to the Expiration Date.

Book-Entry Transfer. The Depositary will establish an account with respect to the Shares at DTC for purposes of the Offer within two business days after the date of this Offer to Purchase. Any financial institution that is a participant in the system of DTC may make a book-entry delivery of Shares by causing DTC to transfer such Shares into the Depositary’s account at DTC in accordance with DTC’s procedures for such transfer. However, although delivery of Shares may be effected through book-entry transfer at DTC, either the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, together with any required signature guarantees, or an Agent’s Message in lieu of the Letter of Transmittal, and any other required documents, must, in any case, be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase prior to the Expiration Date. Delivery of documents to DTC does not constitute delivery to the Depositary.

Guaranteed Delivery. There is no procedure for guaranteed delivery in the Offer.

Signature Guarantees. No signature guarantee is required on the Letter of Transmittal (i) if the Letter of Transmittal is signed by the registered holder(s) (which term, for purposes of this Section 3, includes any participant in DTC’s systems whose name appears on a security position listing as the owner of the Shares) of the Shares tendered therewith, unless such holder has completed either the box entitled “Special Payment Instructions” or the box entitled “Special Delivery Instructions” on the Letter of Transmittal or (ii) if the Shares are tendered for the account of a financial institution (including most commercial banks, savings and loan associations and brokerage houses) that is a member in good standing in the Security Transfer Agents Medallion Program or any other “eligible guarantor institution,” as such term is defined in Rule 17Ad-15 of the Exchange Act (each an “Eligible Institution” and collectively “Eligible Institutions”). In all other cases, all signatures on a Letter of Transmittal must be guaranteed by an Eligible Institution. See Instruction 1 of the Letter of Transmittal. If a Share Certificate is registered in the name of a person or persons other than the signer of the Letter of Transmittal, or if payment is to be made or delivered to, or a Share Certificate not accepted for payment or not tendered is to be issued in, the name of a person other than the registered holder, then the Share Certificate must be endorsed or accompanied by duly executed stock powers, in either case signed exactly as the name of the registered holder appears on the Share Certificate, with the signature on such Share Certificate or stock powers guaranteed by an Eligible Institution as provided in the Letter of Transmittal. See Instructions 1 and 5 of the Letter of Transmittal.

Notwithstanding any other provision of this Offer, payment for Shares accepted pursuant to the Offer will in all cases only be made after timely receipt by the Depositary of (i) certificates evidencing such Shares or a Book-Entry Confirmation of a book-entry transfer of such Shares into the Depositary’s account at DTC pursuant to the procedures set forth in this Section 3, (ii) the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees or, in the case of a book-entry transfer, an Agent’s Message in lieu of the Letter of Transmittal and (iii) any other documents required by the Letter of Transmittal. Accordingly, tendering stockholders may be paid at different times depending upon when Share Certificates or Book-Entry Confirmations with respect to Shares are actually received by the Depositary.

The method of delivery of Shares, the Letter of Transmittal and all other required documents, including delivery through DTC, is at the option and risk of the tendering stockholder, and the delivery of all such documents will be deemed made only when actually received by the Depositary (including, in the case of a book-entry transfer, receipt of a Book-Entry Confirmation). If delivery is by mail, registered mail with return receipt requested, properly insured, is recommended. In all cases, sufficient time should be allowed to ensure timely delivery.

The tender of Shares pursuant to any one of the procedures described above will constitute the tendering stockholder’s acceptance of the Offer, as well as the tendering stockholder’s representation and warranty that such stockholder has the full power and authority to tender and assign the Shares tendered, as specified in the Letter of Transmittal. Our acceptance for payment of Shares tendered pursuant to the Offer will constitute a binding agreement between the tendering stockholder and us upon the terms and subject to the conditions of the Offer (and if the Offer is extended or amended, the terms of or the conditions to any such extension or amendment).

Determination of Validity. All questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of Shares will be determined by us, in our sole discretion, which determination shall be final and binding on all parties. We reserve the absolute right to reject any and all tenders determined by us not to be in proper form or the acceptance for payment of which may, in the opinion of our counsel, be unlawful. We also reserve the absolute right to waive any defect or irregularity in the tender of any Shares of any particular stockholder, whether or not similar defects or irregularities are waived in the case of other stockholders. No tender of Shares will be deemed to have been validly made until all defects and irregularities have been cured or waived to our satisfaction. None of Purchaser, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification. Our interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the instructions thereto) will be final and binding.

Appointment. By executing the Letter of Transmittal as set forth above, the tendering stockholder will irrevocably appoint designees of Purchaser as such stockholder’s attorneys-in-fact and proxies in the manner set forth in the Letter of Transmittal, each with full power of substitution, to the full extent of such stockholder’s rights with respect to the Shares tendered by such stockholder and accepted for payment by Purchaser and with respect to any and all other Shares or other securities or rights issued or issuable in respect of such Shares. All such powers of attorney and proxies will be considered irrevocable and coupled with an interest in the tendered Shares. Such appointment will be effective when, and only to the extent that, we accept for payment Shares tendered by such stockholder as provided herein. Upon such appointment, all prior powers of attorney, proxies and consents given by such stockholder with respect to such Shares or other securities or rights will, without further action, be revoked and no subsequent powers of attorney, proxies, consents or revocations may be given by such stockholder (and, if given, will not be deemed effective). The designees of Purchaser will thereby be empowered to exercise all voting and other rights with respect to such Shares and other securities or rights, including, without limitation, in respect of any annual, special or adjourned meeting of Protection One’s stockholders, actions by written consent in lieu of any such meeting or otherwise, as they in their sole discretion deem proper. We reserve the right to require that, in order for Shares to be deemed validly tendered, immediately upon our acceptance for payment of such Shares, Purchaser must be able to exercise full voting, consent and other rights with respect to such Shares and other related securities or rights, including voting at any meeting of stockholders.

Information Reporting and Backup Withholding. Payments made to stockholders of Protection One in the Offer or the Merger generally will be subject to information reporting and may be subject to backup withholding. To avoid backup withholding, stockholders that do not otherwise establish an exemption should complete and return the Form W-9 included in the Letter of Transmittal, certifying that such stockholder is a U.S. person, the taxpayer identification number provided is correct, and that such stockholder is not subject to backup withholding. Certain stockholders (including corporations) generally are not subject to backup withholding. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against a U.S. holder’s U.S. federal income tax liability, provided the required information is timely furnished to the Internal Revenue Service (“IRS”). Foreign stockholders should submit an appropriate and properly completed IRS Form W-8, a copy of which may be obtained from the Depositary, in order to avoid backup withholding. Such stockholders should consult a tax advisor to determine which Form W-8 is appropriate.

4.	Withdrawal Rights.

Except as otherwise provided in this Section 4, tenders of Shares made pursuant to the Offer are irrevocable.

Shares tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Date and, unless theretofore accepted for payment by Purchaser pursuant to the Offer, may also be withdrawn at any time after July 2, 2010, which is the 60th day after the date of the commencement of the Offer.

For a withdrawal to be effective, a written, telegraphic or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover page of this Offer to Purchase. Any such notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of such Shares, if different from that of the person who tendered such Shares. If Share certificates evidencing Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such Share certificates, the serial numbers shown on such Share certificates must be submitted to the Depositary and the signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution, unless such Shares have been tendered for the account of an Eligible Institution. If Shares have been tendered pursuant to the procedure for book-entry transfer as set forth in Section 3 — “Procedures for Accepting the Offer and Tendering Shares,” any notice of withdrawal must also specify the name and number of the account at DTC to be credited with the withdrawn Shares.

Withdrawals of Shares may not be rescinded. Any Shares properly withdrawn will thereafter be deemed not to have been validly tendered for purposes of the Offer. However, withdrawn Shares may be re-tendered by again following one of the procedures described in Section 3 — “Procedures for Accepting the Offer and Tendering Shares” at any time prior to the Expiration Date.

No withdrawal rights will apply to Shares tendered during a subsequent offering period and no withdrawal rights apply during the subsequent offering period with respect to Shares tendered in the Offer and accepted for payment. See Section 1 — “Terms of the Offer.”

We will determine, in our sole discretion, all questions as to the form and validity (including time of receipt) of any notice of withdrawal and our determination will be final and binding. None of Purchaser, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

5.	Certain United States Federal Income Tax Consequences.

The following is a summary of certain United States federal income tax consequences of the Offer and the Merger to stockholders of Protection One whose Shares are tendered and accepted for payment pursuant to the Offer or whose Shares are converted into the right to receive cash in the Merger. The summary is for general information only and does not purport to consider all aspects of United States federal income taxation that might be relevant to stockholders of Protection One. The summary is based on current provisions of the Internal Revenue Code of 1986, as amended (the “Code”), existing, proposed and temporary regulations thereunder and administrative and judicial interpretations thereof, all of which are subject to change, possibly with retroactive effect. The summary applies only to stockholders of Protection One in whose hands Shares are capital assets within the meaning of Section 1221 of the Code. This summary does not address foreign, state or local tax consequences of the Offer or the Merger, nor does it purport to address the U.S. federal income tax consequences of the transactions to stockholders who will actually or constructively (under the rules of Section 318 of the Code) own any stock of Protection One following the Offer and the Merger or to special classes of taxpayers (e.g., foreign taxpayers, small business investment companies, regulated investment companies, real estate investment trusts, controlled foreign corporations, passive foreign investment companies, cooperatives, banks and certain other financial institutions, insurance companies, tax-exempt organizations, retirement plans, stockholders that are, or hold Shares through, partnerships or other pass-through entities for U.S. federal income tax purposes, U.S. persons whose functional currency is not the U.S. dollar, dealers in securities or foreign currency, traders that mark-to-market their securities, expatriates and former long-term residents of the United States, persons subject to the alternative minimum tax, and stockholders holding Shares that are part of a straddle, hedging, constructive sale or conversion transaction or who received Shares under Protection One’s Amended and Restated 2003 Management and Directors Incentive Plan or pursuant to the exercise of employee stock options or otherwise as compensation). In addition, this summary does not address U.S. federal taxes other than income taxes. This summary assumes that the Shares are not United States real property interests within the meaning of Section 897 of the Code.

Because individual circumstances may differ, each stockholder should consult its, his or her own tax advisor to determine the applicability of the rules discussed below and the particular tax effects of the Offer and the Merger on a beneficial holder of Shares, including the application and effect of the alternative minimum tax and any state, local and foreign tax laws and of changes in such laws.

The exchange of Shares for cash pursuant to the Offer or the Merger will be a taxable transaction for United States federal income tax purposes. In general, a stockholder who sells Shares pursuant to the Offer or receives cash in exchange for Shares pursuant to the Merger will recognize gain or loss for United States federal income tax purposes in an amount equal to the difference, if any, between the amount of cash received (determined before the deduction, if any, of any withholding tax) and the stockholder’s adjusted tax basis in the Shares sold pursuant to the Offer or exchanged for cash pursuant to the Merger. Gain or loss will be determined separately for each block of Shares (that is, Shares acquired at the same cost in a single transaction) tendered pursuant to the Offer or exchanged for cash pursuant to the Merger. Such gain or loss will be long-term capital gain or loss, provided that a stockholder’s holding period for such Shares is more than one year at the time of consummation of the Offer or the Merger, as the case may be. Capital gains recognized by an individual upon a disposition of a Share that has been held for more than one year generally will be subject to a maximum United States federal income tax rate of 15% for taxable years ending before January 1, 2011 (and 20% thereafter). In the case of a Share that has been held for one year or less, such capital gains generally will be subject to tax at ordinary income tax rates. Certain limitations apply to the use of a stockholder’s capital losses.

A stockholder whose Shares are purchased in the Offer or exchanged for cash pursuant to the Merger is subject to information reporting and may be subject to backup withholding unless certain information is provided to the Depositary or an exemption applies. See Section 3 — “Procedures for Accepting the Offer and Tendering Shares.”

6.	Price Range of Shares; Dividends.

The Shares currently trade on the NASDAQ Global Market (“Nasdaq”) under the symbol “PONE.” As of April 30, 2010, Protection One advised Parent that there were (i) 25,435,221 Shares outstanding (including 100,000 unvested restricted shares), (ii) 2,762,546 Shares authorized and reserved for issuance (including options and non-plan options to purchase 2,652,398 Shares, outstanding restricted share units, payable on a one-for-one basis, with respect to 105,148 Shares, and outstanding warrants to purchase 5,000 Shares) and (iii) 2,435,343 outstanding stock appreciation rights with respect to Shares.

The following table sets forth, for the periods indicated, the high and low sale prices per Share for each quarterly period within the three preceding fiscal years, as reported by Nasdaq based on published financial sources.

	High	Low
Year Ended December 31, 2008
First Quarter	$13.00	$8.52
Second Quarter	11.50	6.84
Third Quarter	10.12	6.43
Fourth Quarter	9.47	4.13
Year Ended December 31, 2009
First Quarter	$5.17	$0.83
Second Quarter	4.99	1.95
Third Quarter	4.84	3.04
Fourth Quarter	7.00	4.36
Year Ended December 31, 2010
First Quarter	$12.20	$6.17
Second Quarter (through April 23, 2010)	13.95	11.03

On January 19, 2010, which was the last business day prior to Protection One’s public announcement that it was considering a possible sale of the Company, the reported closing sales price of the Shares on Nasdaq was $7.10. On April 23, 2010, the last full date of trading before the public announcement of the terms of the Offer and the Merger, the reported closing sales price of the Shares on Nasdaq was $13.76. On April 30, 2010, the last full date of trading before the commencement of the offer, the reported closing sales price of the Shares on Nasdaq was $15.47. The Offer Price represents a 118% premium over the January 19, 2010 closing stock price, a 13% premium over the April 23, 2010 closing stock price, and a 0.2% premium over the April 30, 2010 stock price. Protection One has not declared or paid a dividend in the past two years. According to Protection One’s Annual Report on Form 10-K for the fiscal year ended December 31, 2009, Protection One currently intends to retain all available funds and any future earnings to fund the development and growth of its business and to repay indebtedness and, therefore, it does not anticipate paying any cash dividends in the foreseeable future. Additionally, Protection One’s credit facilities and the Merger Agreement directly limit the ability of Protection One to declare, authorize, make or pay any dividends. Stockholders are urged to obtain a current market quotation for the Shares.

7.	Certain Information Concerning Protection One.

Except as specifically set forth herein, the information concerning Protection One contained in this Offer to Purchase has been taken from or is based upon information furnished by Protection One or its representatives or upon publicly available documents and records on file with the SEC and other public sources. The summary information set forth below is qualified in its entirety by reference to Protection One’s public filings with the SEC (which may be obtained and inspected as described below) and should be considered in conjunction with the more comprehensive financial and other information in such reports and other publicly available information. We have no knowledge that would indicate that any statements contained herein based on such documents and records are untrue. However, we do not assume any responsibility for the accuracy or completeness of the information concerning Protection One, whether furnished by Protection One or contained in such documents and records, or for any failure by Protection One to disclose events which may have occurred or which may affect the significance or accuracy of any such information but which are unknown to us.

General. Protection One is a Delaware corporation with its principal offices located at 1035 N. Third St., Suite 101, Lawrence, KS 66044. Protection One’s telephone number is (785) 856-5500. The following description of Protection One and its business has been taken from Protection One’s Annual Report on Form 10-K for the fiscal year ended December 31, 2009 and is qualified in its entirety by reference to such Form 10-K. Protection One is a leading national provider of electronic security alarm monitoring services, providing installation, maintenance and electronic monitoring of alarm systems to single-family residential, commercial, multifamily and wholesale customers. Protection One monitors signals from burglary, fire, medical and environmental alarm systems and manages information from access control and closed-circuit-television (CCTV) systems. As of December 31, 2009, Protection One monitored approximately 1.4 million sites. Based on information provided by a leading industry publication, as of December 31, 2009, Protection One is the third largest provider of electronic security monitoring services in the United States based on RMR.

Available Information. The Shares are registered under the Exchange Act. Accordingly, Protection One is subject to the information reporting requirements of the Exchange Act and, in accordance therewith, is required to file periodic reports, proxy statements and other information with the SEC relating to its business, financial condition and other matters. Information as of particular dates concerning Protection One’s directors and officers, their remuneration, stock options granted to them, the principal holders of Protection One’s securities, any material interests of such persons in transactions with Protection One and other matters is required to be disclosed in proxy statements, the most recent one having been filed with the SEC on April 30, 2009 and distributed to Protection One’s stockholders on May 15, 2009. Such information also will be available in Protection One’s Solicitation/Recommendation Statement on Schedule 14D-9 and the Information Statement annexed thereto. Such reports, proxy statements and other information are available for inspection at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Copies of such information may be obtainable by mail, upon payment of the SEC’s customary charges, by writing to the SEC at the address above. The SEC also maintains a web site on the Internet at http://www.sec.gov that contains reports, proxy statements and other information regarding registrants, including Protection One, that file electronically with the SEC.

Financial Projections. In connection with our due diligence review of Protection One, Protection One made available to us certain non-public financial information about Protection One, including financial projections prepared by Protection One’s management. A summary of these projections is set forth below.

Protection One has advised us that its financial projections reflect numerous estimates and assumptions with respect to industry performance, general business, economic, regulatory, market and financial conditions and other future events, as well as matters specific to Protection One’s business, all of which are difficult to predict and many of which are beyond Protection One’s control. These financial projections are subjective in many respects and thus are susceptible to multiple interpretations and periodic revisions based on actual experience and business developments. As such, these financial projections constitute forward-looking information and are subject to risks and uncertainties, including the various risks set forth in Protection One’s periodic reports. The financial projections cover multiple years and such information by its nature becomes less reliable with each successive year.

Important factors that may affect actual results and result in projected results not being achieved include, but are not limited to, Protection One’s changes in technology that may make Protection One’s services less attractive or obsolete or require significant expenditures to upgrade; loss of a relationship with alarm system manufacturers, suppliers and third party service providers; competition, including competition from companies that are larger than Protection One and have greater resources; the development of new services or service innovations by Protection One’s competitors; losses of customers over time and difficulty acquiring new customers; changes in federal, state or local government or other regulations or standards affecting Protection One’s operations; limited access to capital which may affect Protection One’s ability to invest in the acquisition of new customers; the potential for environmental or man-made catastrophes in areas of high customer concentration; changes in conditions affecting the economy or security alarm monitoring service providers generally; potential liability for failure to respond adequately to alarm activations; and changes in management.

Protection One has advised us that the financial projections were prepared solely for internal use and not with a view toward public disclosure or toward complying with generally accepted accounting principles or “GAAP,” the published guidelines of the SEC regarding projections or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information. The financial projections included below were prepared by, and are the responsibility of, Protection One’s management. Neither Protection One’s independent registered public accounting firm, nor any other independent accountants, have compiled, examined or performed any procedures with respect to the financial projections included below, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and they assume no responsibility for, and disclaim any association with, the financial projections.

The inclusion of the projections in this Offer to Purchase should not be regarded as an indication that any of Protection One, Purchaser, Parent or their affiliates, advisors or representatives considered or consider the projections to be predictive of actual future events, and the projections should not be relied upon as such. Neither Protection One nor Purchaser, the Parent or their respective affiliates, advisors, officers, directors or representatives can give any assurance that actual results will not differ from the projections, and none of them undertakes any obligation to update or otherwise revise or reconcile the projections to reflect circumstances existing after the date such projections were generated or to reflect the occurrence of future events even in the event that any or all of the assumptions underlying the projections are shown to be in error. Neither Protection One nor Purchaser or Parent intend to make publicly available any update or other revisions to the projections, except as required by law. None of Protection One, Purchaser, Parent or their respective affiliates, advisors, officers, directors or representatives has made or makes any representation to any stockholder or other person regarding the ultimate performance of Protection One compared to the information contained in the projections or that forecasted results will be achieved. Protection One has made no representation to us, in the Merger Agreement or otherwise, concerning the projections. Furthermore, neither Protection One nor Purchaser, Parent and any of their respective affiliates or representatives makes any representation to any other person regarding the projections. The projections are not being included in this Offer to Purchase to influence a stockholder’s decision whether to tender his or her Shares in the Offer, but because the projections were made available by Protection One to Purchaser.

	(in millions)
	2010	2011	2012	2013	2014
Revenue	$364	$386	$409	$436	$466
Adjusted EBITDA[1]	120	128	134	142	153

Steady State Cash Flow[2]	79	91	103	115	130

[1]

Adjusted EBITDA represents earnings before interest, income taxes, depreciation and amortization expense, including amortization of deferred customer acquisition costs less amortization of deferred customer acquisition revenue as well as amortization of stock-based compensation and is adjusted for certain non-recurring items.

[2]

Steady state cash flow is the cash flow produced by the business in perpetuity when end of period recurring monthly revenue (“RMR”) is held constant. It is calculated as unlevered net operating cash flow adjusted for the incremental cost (or reduction in cost) required to create or acquire the new customer accounts needed to replace attrition in order to maintain the RMR in force at the end of the period, as well as changes in working capital and other items.

8.	Certain Information Concerning Parent and Purchaser.

Parent is a Delaware limited liability company and Purchaser is a Delaware corporation. Both companies were formed on April 23, 2010 solely for the purpose of completing the proposed Offer and Merger and have conducted no business activities other than those related to the structuring and negotiation of the Offer and the Merger and arranging the Equity Financing and Debt Financing in connection with the Offer and the Merger. Each of Purchaser and Parent has minimal assets and liabilities other than the contractual rights and obligations related to the Merger Agreement and the Equity Financing and Debt Financing in connection with the Offer and the Merger. Upon the completion of the Merger, Purchaser will cease to exist and Protection One will continue as the surviving corporation. Until immediately prior to the time Purchaser purchases Shares pursuant to the Offer, it is not anticipated that Parent or Purchaser will have any significant assets or liabilities or engage in activities other than those incidental to their formation and capitalization and the transactions contemplated by the Offer and the Merger.

Purchaser is a wholly-owned subsidiary of Protection Holdings II, Inc., a Delaware corporation (“Holdings II”) and Holdings II is a wholly-owned subsidiary of Parent. Parent is controlled by (i) GTCR Fund IX/A, L.P., a Delaware limited partnership (“Fund IX/A”); (ii) GTCR Fund IX/B, L.P., a Delaware limited partnership (“Fund IX/B”); (iii) GTCR Partners IX, L.P., a Delaware limited partnership (“Partners IX”), by virtue of it being the general partner of Fund IX/A and Fund IX/B; and (iv) GTCR Golder Rauner II, L.L.C., a Delaware limited liability company (“GTCR”), by virtue of it being the general partner of Partners IX. Fund IX/A, Fund IX/B, Partners IX and GTCR are referred to herein individually as a “Sponsor” and collectively as the “Sponsors.”

Information with respect to each Sponsor is given solely by such Sponsor, and no Sponsor assumes responsibility for the accuracy or completeness of information by another Sponsor. The principal business of each Sponsor, including Partners IX as general partner of Fund IX/A and Fund IX/B and GTCR as general partner of Partners IX, is to manage and make equity investments in business organizations. Holdings II was formed on April 23, 2010 solely for the purpose of completing the proposed Offer and Merger.

We refer to Purchaser, Holdings II, Parent, and the Sponsors, collectively, as the “Offeror Group.”

The office address of each member of the Offeror Group is 300 N. LaSalle Street, Suite 5600, Chicago, Illinois 60654 and the telephone number is (312) 382-2200. The name, citizenship, business address, present principal occupation or employment and five-year employment history of each of the members, directors or executive officers of Purchaser and GTCR are listed in Schedule I to this Offer to Purchase.

During the last five years, none of the Offeror Group or, to the best knowledge of Purchaser and Parent, any of the persons listed in Schedule I to this Offer to Purchase (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining such person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of such laws.

Except as described above or in Schedule I hereto, (i) none of the Offeror Group or, to the best knowledge of Purchaser and Parent, any of the persons listed in Schedule I to this Offer to Purchase or any associate or majority-owned subsidiary of Parent or Purchaser or any of the persons so listed beneficially owns or has any right to acquire, directly or indirectly, any Shares and (ii) none of Parent, Purchaser or, to the best knowledge of Purchaser and Parent, any of the persons or entities referred to in Schedule I hereto nor any director, executive officer or subsidiary of any of the foregoing has effected any transaction in the Shares during the past 60 days.

Except as provided in the Merger Agreement or as otherwise described in this Offer to Purchase, none of the Offeror Group or, to the best knowledge of Purchaser and Parent, any of the persons listed in Schedule I to this Offer to Purchase, has any contract, arrangement, understanding or relationship with any other person with respect to any securities of Protection One (including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guaranties of loans, guaranties against loss, or the giving or withholding of proxies, consents or authorizations).

Except as set forth in this Offer to Purchase, none of the Offeror Group or, to the best knowledge of Purchaser and Parent, any of the persons listed in Schedule I hereto, has had any business relationship or transaction with Protection One or any of its executive officers, directors or affiliates that is required to be reported under the rules and regulations of the SEC applicable to the Offer. Except as set forth in this Offer to Purchase, there have been no contacts, negotiations or transactions between Parent or any of its subsidiaries or, to the best knowledge of Purchaser and Parent, any of the persons listed in Schedule I to this Offer to Purchase, on the one hand, and Protection One or its affiliates, on the other hand, concerning a merger, consolidation or acquisition, tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets during the past two years.

Available Information. Pursuant to Rule 14d-3 under the Exchange Act, we have filed with the SEC a Tender Offer Statement on Schedule TO (the “Schedule TO”), of which this Offer to Purchase forms a part, and exhibits to the Schedule TO. The Schedule TO and the exhibits thereto, as well as other information filed by Purchaser with the SEC, are available for inspection at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Copies of such information may be obtainable by mail, upon payment of the SEC’s customary charges, by writing to the SEC at the address above. The SEC also maintains a web site on the Internet at http://www.sec.gov that contains the Schedule TO and the exhibits thereto and other information that Purchaser has filed electronically with the SEC.

9.	Source and Amount of Funds.

Completion of the Offer is not conditioned upon obtaining financing. Because the only consideration to be paid in the Offer and the Merger is cash, the Offer is to purchase all issued and outstanding Shares, and there is no financing condition to the completion of the Offer, we believe the financial condition of Parent and Purchaser is not material to a decision by a holder of Shares whether to sell, hold or tender Shares in the Offer.

Parent and Purchaser estimate that the total funds required to complete the Offer and the Merger, to repay existing debt of Protection One, and to pay related transaction fees and expenses will be approximately $925 million. Purchaser anticipates funding these payments with a combination of debt financing and equity financing as described herein and, with respect to payments subsequent to the completion of the Merger, certain cash on hand of Protection One. Funding of the debt financing and equity financing is subject to the satisfaction of the conditions set forth in the commitment letters under which the debt financing and equity financing will be provided (including the requirement of Purchaser to be able to promptly effect the Merger). Under the Merger Agreement, Parent and Purchaser are permitted to amend, modify or supplement or replace any portion of the financing commitments provided for in the debt commitment letters with new financing commitments, including through co-investment or by financing from one or more additional parties, provided that Parent and Purchaser do not permit any amendment, supplement or modification to be made to, or any waiver of any provision or remedy under, or replacement of, the financing commitments, if such replacement (including through co-investment by or financing by one or more additional parties), amendment, supplement, modification or waiver would reasonably be expected to prevent, delay or impede in any material respect the ability of Parent and Purchaser to consummate the Offer and the Merger or the likelihood of consummation thereof or is adverse to the interests of Protection One prior to the Closing in any other material respect. In addition, under the Merger Agreement, Purchaser may elect to, and in certain circumstances may be required to, extend the Offer on one or more occasions if all of the conditions set forth in the commitment letters have not been satisfied and the extension is necessary for the conditions to the debt financing and equity financing to be satisfied.

The following summary of certain financing arrangements in connection with the Offer and the Merger is qualified in its entirety by reference to the applicable commitment letters described below, copies of which are filed as exhibits to the Schedule TO filed with the SEC and are incorporated by reference herein. Stockholders are urged to read the commitment letters for a more complete description of the provisions summarized below.

Equity Financing. Parent has received an equity commitment letter (the “Equity Commitment Letter”) from Fund IX/A, which is an affiliate of GTCR, pursuant to which Fund IX/A has committed to invest up to $340 million in cash, which will constitute the equity portion of the financing for the Offer and the Merger, plus additional amounts necessary to pay any original issue discount payable to the lenders under the First Lien Senior Credit Facility under certain circumstances, and additional amounts necessary to reduce borrowings from the lenders under the revolving credit facility to the extent Purchaser would satisfy the leverage ratio condition in the debt commitment letters solely but for such borrowings and solely to the extent necessary to pay or cause Purchaser to pay the Offer Price in respect of Shares validly tendered and accepted for payment in the Offer. We refer to the financing contemplated by the Equity Commitment Letter, as may be amended and restated, and any permitted replacement equity financing, as the “Equity Financing.” Fund IX/A may assign all or a portion of its obligations to make such investments to one or more person(s) controlling, controlled by or under common control with, Fund IX/A, provided that any such assignment does not relieve Fund IX/A of its obligations under the Equity Commitment Letter.

Fund IX/A’s commitment is conditioned upon, among other things (i) contemporaneous funding of the First Lien Senior Secured Credit Facilities and the Senior Subordinated Notes Facility (each as described below) to be issued pursuant to the debt commitment letters described below, and (ii) the satisfaction or waiver of the conditions of Parent and Purchaser to consummate the Offer, substantially as set forth in the Merger Agreement. The funding under the Equity Commitment Letter is contemplated to occur contemporaneously with the consummation of the Offer and the Merger. The Equity Commitment Letter will terminate automatically upon the earliest to occur of (a) the Closing (at which time the obligation shall be discharged), (b) the termination of the Merger Agreement in accordance with its terms, and (c) the assertion by Protection One or any of its affiliates in any litigation or other proceeding of any claim or suit under or in connection with the Merger Agreement, including under the Guaranty.

First Lien Senior Secured Credit Facilities. Parent has received a debt commitment letter, dated as of April 20, 2010, from JPMorgan Chase Bank, N.A., J.P. Morgan Securities Inc. and Barclays Bank PLC (together, the “Senior Debt Commitment Parties”), pursuant to which, subject to the conditions set forth therein, the Senior Debt Commitment Parties have committed to provide a term loan facility and a revolving credit facility (the “First Lien Senior Secured Credit Facilities”), in the aggregate amount of $415 million. Parent and Purchaser paid customary fees to the lenders in connection with the commitment letters. We expect the First Lien Senior Secured Credit Facilities to be guaranteed by Protection Holdings II, Inc., which is a direct wholly-owned subsidiary of Parent, and certain subsidiaries of the surviving corporation, and to be secured by a first priority lien on and pledge of substantially all of the notes, capital stock and other assets of Protection Holdings II, Inc. (including all of the Shares purchased in the Offer), the surviving corporation and certain of its subsidiaries, except that liens on the securities of foreign subsidiaries will be limited to 65% of such securities.

Term Loan Facility. We expect the term loan facility to be in the aggregate amount of $390 million. This term loan facility will mature 6 years after completion of the Merger and will amortize in quarterly installments during that period in aggregate annual amounts equal to 1% of the original principal amount of the term loan facility. We expect borrowings under this term loan facility to bear interest, at the surviving corporation’s option, at either (i) the Eurodollar Rate plus the applicable margin per annum or (ii) ABR plus the applicable margin per annum. The applicable margin ranges from 4.00% to 4.75% per annum for Eurodollar Rate loans and 3.00% to 3.75% per annum for ABR loans, based upon the Standard & Poor’s Ratings Group corporate credit rating and Moody’s Investors Service, Inc. corporate family rating received by surviving corporation.

Revolving Credit Facility. We expect the revolving credit facility to be in the amount of up to $25 million. This revolving credit facility will mature 5 years after completion of the Merger. We expect borrowings under this facility to bear interest, at the surviving corporation’s option, at either (i) the Eurodollar Rate plus the applicable margin per annum or (ii) ABR plus the applicable margin per annum. The applicable margin ranges from 4.00% to 4.75% per annum for Eurodollar Rate loans and 3.00% to 3.75% per annum for ABR loans, based upon the Standard & Poor’s Ratings Group corporate credit rating and Moody’s Investors Service, Inc. corporate family rating received by surviving corporation.

The proceeds of the term loan facility are expected to be used to finance a portion of the costs in connection with the Offer and the Merger, including the refinancing of certain existing indebtedness of Protection One and the payment of fees and expenses associated with the Offer and the Merger. The borrowings under the revolving credit facility are expected to be used to finance working capital needs, general corporate purposes and, if necessary, fees and expenses associated with the Offer and the Merger. The Senior Debt Commitment Parties also have customary rights to increase the annual amortization under the term loan facility and to increase the interest rate margins on the term loan facility and the revolving credit facility, in each case in connection with achieving a successful syndication of such facilities.

The initial funding of the First Lien Senior Secured Credit Facilities is subject to the following conditions, among others:

•

Parent shall have received the equity contribution from Fund IX/A or certain of its affiliates in an amount, when combined with any newly invested or “roll-over” equity from management and certain other co-investors, equal to at least 35% of the purchase price of the Acquisition;

•	the surviving corporation shall have received $150 million in aggregate gross cash proceeds from the issuance of the Senior Subordinated Notes Facility (described below);

•	the absence of material indebtedness for borrowed money of the surviving corporation and its subsidiaries other than certain permitted indebtedness;

•

the consummation of the Merger pursuant to the terms of the Merger Agreement (as amended or otherwise modified in certain respects) and substantially concurrently with the initial funding of the First Lien Senior Secured Credit Facilities;

•

since January 1, 2010, there has not been a Company Material Adverse Effect, which is defined in a manner consistent with the definition in the Merger Agreement (see “Merger Agreement; Other Agreements—Merger Agreement—Representations and Warranties”);

•

the Senior Debt Commitment Parties shall have received (i) certain pro forma consolidated financial statements of Protection One and its subsidiaries, giving effect to the Offer and the Merger, as applicable, and (ii) certain historical consolidated financial statements for Protection One and its subsidiaries;

•

the surviving corporation shall maintain a ratio of total funded indebtedness (net of certain unrestricted cash and cash equivalents) to adjusted EBITDA of not more than 5.0 to 1.0 determined as of the most recent quarter-end date for the four fiscal quarters ended thereon on a pro forma basis after giving effect to the Offer and the Merger;

•	the Senior Debt Commitment Parties shall have received a customary confidential information memorandum to be used in connection with the syndication of the First Lien Senior Secured Credit Facilities;

•	subject to certain exceptions, all necessary actions to establish the perfected first priority security interests of the Senior Debt Commitment Parties shall have been taken; and

•

the satisfaction of other customary conditions, including, among other things, the execution of reasonably satisfactory facility documentation and other documentation entered into in connection with the Offer and the Merger, the delivery of customary legal opinions, solvency certificate and “know your customer” and anti-money laundering documentation and information, payment of fees and expenses, and the accuracy of certain customary representations and warranties in the facility documentation.

Senior Subordinated Notes Facility. Parent has received a debt commitment letter dated as of April 20, 2010 from TCW/Crescent Mezzanine Management V, LLC, who we refer to as “TCW,” pursuant to which, subject to the conditions set forth therein, TCW has committed to provide the senior subordinated notes facility (the “Senior Subordinated Notes Facility”) in the amount of $150 million. Parent and Purchaser paid customary fees to the lenders in connection with the commitment letters. The Senior Subordinated Notes Facility will mature 10 years after completion of the Merger. We expect the senior subordinated notes to bear interest at 12.5% per annum, payable quarterly in cash, and 1.0% per annum, payable quarterly in kind, in each case, in arrears. We expect the senior subordinated notes facility to be unsecured and guaranteed by Protection Holdings II, Inc. and certain subsidiaries of the surviving corporation. The proceeds of the Senior Subordinated Notes Facility are expected to be used to finance a portion of the Offer and the Merger, including the refinancing of certain existing indebtedness of Protection One and the payment of fees and expenses associated with the Offer and the Merger.

The initial funding of the Senior Subordinated Notes Facility is subject to the following conditions, among others:

•

Parent shall have received the equity contribution from Fund IX/A or certain of its affiliates in an amount, when combined with any newly invested or “roll-over” equity from management and certain other co-investors, equal to at least 35% of the purchase price of the Acquisition;

•	the surviving corporation shall have received $390 million in aggregate gross cash proceeds from the funding of the First Lien Senior Secured Credit Facilities (described above);

•	the repayment in full and termination of the existing credit facilities of Protection One and the termination of liens securing indebtedness thereunder;

•	the absence of material indebtedness of the surviving corporation or the guarantors other than certain permitted indebtedness;

•

since January 1, 2010, there has not been a Company Material Adverse Effect, which is defined in a manner consistent with the definition in the Merger Agreement (see “Merger Agreement; Other Agreements—Merger Agreement—Representations and Warranties”);

•	the completion of the Offer and the Merger;

•

the surviving corporation shall maintain a ratio of total funded indebtedness (net of certain unrestricted cash and cash equivalents) to adjusted EBITDA of not more than 5.0 to 1.0 determined as of the most recent quarter-end date for the four fiscal quarters ended thereon on a pro forma basis after giving effect to the Offer and the Merger; and

•

the satisfaction of other customary conditions, including, among other things, the execution of reasonably satisfactory facility documentation and other documentation entered into in connection with the Offer and the Merger, the delivery of legal opinions and a customary solvency certificate, payment of fees and expenses, and the accuracy of certain customary representations and warranties in the facility documentation.

We refer to the financing contemplated by the debt commitment letters for the First Lien Senior Credit Facilities and the Senior Subordinated Notes Facility, as each may be amended and restated, and any permitted replacement debt financing, as the “Debt Financing.”

10.	Background of the Transaction; Past Contacts or Negotiations with Protection One.

The information set forth below regarding Protection One was provided by Protection One, and none of Parent, Purchaser nor any of its affiliates takes any responsibility for the accuracy or completeness of any information regarding meetings or discussions in which GTCR or its affiliates or representatives did not participate.

Background of the Transaction

GTCR is engaged in (among other activities) managing and making equity investments in business organizations. The following is a description of GTCR’s participation in a process with Protection One that resulted in the execution of the Merger Agreement. For a review of Protection One’s activities relating to this process, including its activities and interaction with other bidders, please refer to Protection One’s Schedule 14D-9 being mailed to stockholders with this Offer to Purchase.

GTCR has periodically contacted Protection One and expressed an interest in exploring an acquisition of equity interests in Protection One or other business combination involving Protection One. As a result of these inquiries, Protection One management has held strategic discussions with representatives of GTCR from time to time over the past several years.

In May 2008, GTCR contacted Quadrangle about its interest in Protection One. In June 2008, representatives of POI Acquisition, L.L.C. (“Quadrangle”) met with representatives of GTCR to discuss GTCR’s interest. GTCR executed a disclosure agreement with Protection One on July 15, 2008, and Protection One thereafter shared preliminary information with GTCR. Based on that information, GTCR made an oral preliminary proposal to acquire up to 49% of Protection One’s Shares from Quadrangle and Monarch Alternative Capital LP for $8.00 to $8.50 per Share. GTCR indicated that it was not interested in an acquisition of a controlling interest in Protection One because the state of the debt markets at that time would make it difficult to refinance Protection One’s existing indebtedness, which would be required upon a change in control. On September 5, 2008, GTCR received a letter from Protection One’s board of directors requesting that GTCR return all confidential information provided to it under the terms of the July 15, 2008 nondisclosure agreement.

On October 21, 2008, representatives of GTCR met with representatives of Quadrangle and Monarch and members of Protection One’s board of directors in New York City. At that meeting, GTCR presented a new proposal for an acquisition of a significant minority stake in Protection One. On November 20, 2008, GTCR sent Quadrangle a term sheet reflecting the terms on which it proposed to make such an acquisition. On December 8, 2008, Quadrangle sent GTCR a revised term sheet reflecting the terms on which it was prepared to discuss a transaction. During a conference call on December 12, 2008 between GTCR and Quadrangle, the parties concluded that they were too far apart on such issues as price, structure and governance and determined to abandon transaction discussions.

In May 2009, GTCR communicated to Quadrangle via e-mail that it was developing a proposal to acquire Protection One. In October 2009, GTCR approached Quadrangle with a proposal to acquire all of Protection One’s Shares at $8.00 per Share. Representatives of Quadrangle responded to GTCR that Protection One was not currently for sale.

On January 20, 2010, Protection One publicly announced that it had begun a process to explore and evaluate strategic alternatives, including a possible sale.

On January 22, 2010, GTCR was contacted by J.P.Morgan to discuss GTCR’s interest in pursuing an acquisition of Protection One. On January 25, 2010, GTCR signed a confidentiality agreement related to a potential transaction, and subsequently J.P.Morgan provided GTCR a copy of the confidential information memorandum describing Protection One and its businesses.

On February 23, 2010, in response to J.P.Morgan’s request for preliminary indications of interest, GTCR submitted a letter indicating an interest in acquiring Protection One at $12 - $15 per Share. In early March, 2010, J.P.Morgan sent a bid process letter to GTCR and indicated it had been selected to proceed into the second round of bidding.

On March 8, 2010, Protection One opened an online data room in order to provide access to additional confidential information of Protection One. On March 16, 2010, Protection One made a management presentation to GTCR. On March 26, 2010, and April 7, 2010, GTCR visited Protection One’s Dallas, Texas site, and on April 7 and April 12, 2010, GTCR conducted additional onsite due diligence at the offices of Protection One’s auditor, Deloitte, in Kansas City, Missouri.

On March 29, 2010, J.P.Morgan sent GTCR a final bid instruction letter. Enclosed with the letter was a draft Agreement and Plan of Merger and related documentation prepared by Kirkland & Ellis LLP. The letter indicated that the final bid deadline would be April 20, 2010, and bidders were encouraged to submit comments or questions on the draft Agreement and Plan of Merger by April 13, 2010, and were also advised that offers that minimized or eliminated conditionality or delay would be favorably received.

On April 15, 2010, GTCR provided Protection One with preliminary comments on the draft Agreement and Plan of Merger. On April 16, 2010, representatives of Kirkland & Ellis LLP held a telephone call with GTCR’s counsel, Latham & Watkins LLP, to convey guidance for GTCR to improve the competitiveness of its bid. On the evening of April 18, 2010, GTCR was provided with specific guidance in writing on how its draft could be improved and was informed of the focus of Protection One’s board of directors on (i) speed of execution, (ii) certainty of closing the transaction and (iii) remedies for Protection One in case the transaction did not close.

On April 20, 2010, in response to J.P.Morgan’s March 29, 2010 bid instruction letter, GTCR submitted a revised bid, including documents setting forth the terms on which GTCR was prepared to execute a transaction with Protection One.

Following discussions between J.P.Morgan and GTCR on April 21 and April 22, 2010, GTCR revised its bid to $15.50 per Share on the condition that Protection One immediately enter into exclusive negotiations with GTCR through 11:59 p.m. on Sunday, April 25, 2010. In its revised bid, GTCR also included more favorable provisions regarding remedies in the event that the transaction were not to close and provided more detail on its anticipated transaction timetable. On April 22, 2010, an affiliate of GTCR entered into an exclusivity letter with Protection One that prohibited Protection One from holding transaction discussions with any other party until midnight on April 25, 2010.

On the night of April 22, 2010, Kirkland & Ellis LLP delivered to Latham & Watkins LLP, a revised draft of the Agreement and Plan of Merger and related documents reflecting the terms that Protection One proposed to modify from GTCR’s bid drafts. On the morning of April 23, 2010, representatives of Kirkland &

Ellis LLP, together with counsel to Quadrangle from Davis Polk & Wardwell LLP, began negotiating with representatives of Latham & Watkins LLP regarding the final terms of the Agreement and Plan of Merger and related transaction documents.

On the morning of April 26, 2010, Parent, Purchaser and Protection One executed the Merger Agreement, GTCR Fund IX/A, L.P. and Protection One executed the Guaranty and Quadrangle and Monarch Alternative Capital LP, respectively, executed the separate Support Agreements with Parent and Purchaser.

On April 26, 2010, Protection One and GTCR issued press releases announcing the execution of the Merger Agreement and the terms of the proposed acquisition of Protection One by Purchaser.

11.	The Merger Agreement; Other Agreements

Merger Agreement

The following summary of certain provisions of the Merger Agreement is qualified by reference to the Merger Agreement itself, which is incorporated herein by reference. We have filed a copy of the Merger Agreement as an exhibit to the Schedule TO. The Merger Agreement may be examined and copies may be obtained at the places and in the manner set forth in Section 8 — “Certain Information Concerning Parent and Purchaser.” Stockholders and other interested parties should read the Merger Agreement for a more complete description of the provisions summarized below. Capitalized terms used herein and not otherwise defined have the meanings set forth in the Merger Agreement.

The Offer. The Merger Agreement provides that Purchaser will commence the Offer as promptly as practicable (and in any event within 5 business days) after the execution of the Merger Agreement. Purchaser’s obligation to accept for payment and pay for Shares validly tendered in the Offer is subject to the satisfaction of the Minimum Condition and the other conditions that are described in Section 15—“Certain Conditions of the Offer.” Subject to the satisfaction of the Minimum Condition and the other conditions that are described in Section 15—“Certain Conditions of the Offer,” the Merger Agreement provides that Purchaser will accept for payment and pay for all Shares validly tendered and not properly withdrawn in the Offer as promptly as possible on or after the Expiration Date.

Parent and Purchaser expressly reserved the right to increase the Offer Price, to make other changes in the terms and conditions of the Offer and to waive conditions to the Offer, except that Protection One’s prior written approval is required for Parent and Purchaser to:

•	decrease the Offer Price;

•	change the form of consideration payable in the Offer;

•	reduce the maximum number of Shares to be purchased in the Offer;

•

amend or waive the Minimum Condition, the HSR Condition, or the condition relating to the absence of a law or order of a governmental authority that makes the Offer, Top-Up Option or Merger illegal or otherwise prohibits, restrains or prevents the consummation of the Offer, Top-Up Option or Merger; or

•	amend any other term or condition to the Offer in a manner adverse to Protection One’s stockholders.

The Merger Agreement contains provisions to govern the circumstances in which Purchaser is required or permitted to extend the Offer. Specifically, the Merger Agreement provides that:

•	Purchaser will extend the Offer to the extent required by applicable law or the rules, regulations, interpretations or positions of the SEC.

•

Purchaser will extend the Offer for one or more periods of up to 5 business days each (or for a period up to 20 business days with Protection One’s prior written consent) until August 24, 2010, if at the then scheduled Expiration Date all of the conditions to the Offer have not been satisfied or waived by Parent or Purchaser. For purposes of this extension requirement, the parties agreed to assume that Shares subject to a Support Agreement have been validly tendered in the Offer for purposes of determining whether the Minimum Condition is satisfied, but only so long as the stockholder subject to a Support Agreement is not in breach of its tender obligations under the Support Agreement.

•

Purchaser may extend the Offer in its discretion for one or more periods of up to 5 business days each and for an aggregate period of not more than 20 business days beyond the last scheduled Expiration Date, if all of the conditions to the Offer have been satisfied and the extension is necessary for the conditions to the financing to be fulfilled. For purposes of this extension right, the parties agreed to assume that Shares subject to a Support Agreement have been validly tendered in the Offer for purposes of determining whether the Minimum Condition is satisfied.

•

Purchaser will extend the Offer for one or more periods of up to 5 business days each until August 11, 2010, if the Company requests that Purchaser extend the Offer no later than 1 business day prior to the last scheduled Expiration Date, all of the conditions to the Offer have been satisfied and the extension is necessary for the conditions to the financing for the Offer and the Merger to be fulfilled. For purposes of this extension requirement, the parties agreed to assume that Shares subject to a Support Agreement have been validly tendered in the Offer for purposes of determining whether the Minimum Condition is satisfied.

After acceptance for payment of Shares in the Offer, if Parent, Purchaser and their subsidiaries and affiliates do not hold, in the aggregate, at least 90% of the issued and outstanding Shares so as to permit Purchaser to complete the Short-Form Merger (as described in Section 12 — “Purpose of the Offer; Plans for Protection One — Short-Form Merger”) and the Top-Up Option is otherwise legally unavailable or insufficient to permit Purchaser to complete the Short-Form Merger, then Purchaser may provide a Subsequent Offering Period (and one or more extensions) in accordance with Rule 14d-11 under the Exchange Act. Purchaser is required to immediately accept for payment, and promptly pay for, all Shares validly tendered in any Subsequent Offering Period.

Purchaser has agreed that it will not terminate the Offer prior to any scheduled Expiration Date without the written consent of Protection One, except if the Merger Agreement is terminated pursuant to its terms. If the Merger Agreement is terminated pursuant to its terms, then Purchaser is required to promptly terminate the Offer and the Depositary will return all Shares tendered in the Offer.

Top-Up Option. Pursuant to the Merger Agreement, Protection One granted to Purchaser an irrevocable Top-Up Option, exercisable in whole, but not in part, to purchase, at a price per share equal to the Offer Price, the number of Shares that, when added to the number of Shares owned by Parent and Purchaser immediately prior to the exercise of the Top-Up Option, constitute one Share more than 90% of the issued and outstanding shares of Protection One common stock immediately after the issuance. The exercise price for the Top-Up Option may be paid by Parent or Purchaser by delivery of an unsecured, non-negotiable and non-transferable promissory note, bearing simple interest at 3% per annum, with principal and interest due in one year, and prepayable in whole or in part without premium or penalty. The Top-Up Option is not exercisable for a number of Shares in excess of Protection One’s total authorized and unissued Shares. If necessary for Purchaser to own at least 90% of the Shares issued and outstanding after acceptance for payment of Shares validly tendered in the Offer, Purchaser is required to exercise the Top-Up Option to allow the Short-Form Merger to be completed.

Protection One’s Board of Directors. Under the Merger Agreement, after Purchaser accepts for payment Shares validly tendered in the Offer and up to the Effective Time, subject to payment for the Shares, Parent is entitled to designate a number of directors, rounded up to the next whole number, to the board of directors of

Protection One that is equal to the total number of directors on Protection One’s board of directors multiplied by the percentage that the Shares beneficially owned by the Parent bears to the total number of Shares then outstanding. In this situation, at Parent’s request, Protection One will take all actions necessary to enable Parent’s designees to be designated to Protection One’s board of directors, including filling vacancies or newly created directorships on Protection One’s board of directors, increasing the size of Protection One’s board of directors, and/or securing the resignations of its incumbent directors. After Purchaser accepts for payment any Shares validly tendered in the Offer and subject to payment for the Shares, Protection One also agreed to cause Parent’s designees to serve, in the same relative percentage as they hold on the board of directors, on each committee of Protection One’s board of directors, to the extent permitted by applicable law and the NASDAQ Marketplace Rules and, at Parent’s request, to elect to be treated as a “controlled company” as defined by NASDAQ Marketplace Rule 4350(c).

After Parent’s designees constitute a majority of Protection One’s board of directors, but prior to the Effective Time, Protection One agreed to use its reasonable best efforts to cause at least three directors who are currently members of Protection One’s board of directors to remain as directors. We refer to these remaining directors, or their successors who may be appointed in accordance with the Merger Agreement, as the “Continuing Directors.” The Merger Agreement provides that:

•

each Continuing Director will be an “independent director” as defined by Rule 4200(a)(15) of the NASDAQ Marketplace Rules and eligible to serve on the Audit Committee of Protection One’s board of directors under the Exchange Act and NASDAQ Marketplace Rules; and

•	at least one Continuing Director will be an “audit committee financial expert” as defined in Item 401(h) of Regulation S-K and the instructions thereto.

The approval of a majority of the Continuing Directors is required for Protection One to:

•	amend or modify the Merger Agreement;

•	terminate the Merger Agreement;

•	extend the time for performance of Parent’s or Purchaser’s obligations under the Merger Agreement;

•	waive any condition to Protection One’s obligations under the Merger Agreement;

•	exercise or waive Protection One’s rights or remedies under the Merger Agreement;

•	amend Protection One’s certificate of incorporation or bylaws;

•	authorize any agreement between Protection One and any of its subsidiaries, on the one hand, and Parent, Purchaser or any of their affiliates on the other hand; or

•	take any other action in connection with, or otherwise required by, the Merger Agreement.

In the event of a death, disability or resignation of a Continuing Director, the remaining Continuing Directors will appoint successors to any vacancies. If there are no Continuing Directors as a result of the directors’ deaths, disabilities or resignations, then the Merger Agreement provides that certain alternate directors to be designated by Protection One prior to the acceptance for payment of Shares tendered in the Offer, will serve as the Continuing Directors.

The Merger. The Merger Agreement provides that, following completion of the Offer and subject to the terms and conditions of the Merger Agreement, and in accordance with the DGCL, at the Effective Time:

•	Purchaser will be merged with Protection One, and the separate existence of Purchaser will cease;

•	Protection One will continue as the surviving corporation of the Merger (which we refer to as the “surviving corporation”);

•

the surviving corporation will possess all properties, rights, privileges, powers and franchises of Protection One and Purchaser, and all of the claims, obligations, liabilities, debts and duties of Protection One and Purchaser will become the claims, obligations, liabilities, debts and duties of the surviving corporation; and

•	the surviving corporation will continue to be governed by the laws of the state of Delaware.

At the Effective Time, the certificate of incorporation and bylaws of the surviving corporation will be amended to be identical to the certificate of incorporation and bylaws of Purchaser, as in effect immediately prior to the Merger.

The obligations of the Company and Parent to complete the Merger are subject to the satisfaction or waiver by the Company and Parent of the following conditions:

•	the Merger has been approved by the vote of Protection One’s stockholders, if required, in accordance with the DGCL, the rules and regulations of NASDAQ and any other applicable law;

•	Purchaser has accepted for payment all Shares validly tendered and not withdrawn in the Offer; and

•	no law or order has been enacted, issued, promulgated, enforced or entered by a governmental authority that makes the Merger illegal or prohibits the consummation of the Merger.

Conversion of Capital Stock. At the Effective Time:

•

Shares issued and outstanding prior to the Effective Time (other than Shares to be cancelled in accordance with the following bullet point, and other than Shares held by a holder who exercises appraisal rights with respect to the Shares) will be converted into the right to receive the Offer Price, without interest and subject to any withholding of taxes as required by applicable law;

•

Shares held by Protection One as treasury stock or by Parent or Purchaser prior to the Effective Time will be cancelled and retired, and no consideration or payment will be delivered in exchange for those Shares;

•

Shares held by any wholly owned subsidiary of Protection One will remain outstanding and will become the number of shares of common stock of the surviving corporation representing the same ratio to the aggregate number of outstanding shares of common stock of the surviving corporation as the ratio the Shares held by the subsidiary were to the aggregate number of outstanding Shares immediately prior to the Effective Time; and

•

Shares of Purchaser’s common stock issued and outstanding prior to the Effective Time will be converted into one fully paid share of common stock of the surviving corporation and will constitute the only outstanding shares of capital stock of the surviving corporation.

After the Effective Time, the Shares will be canceled and will cease to exist, and the holders of certificates or book-entry shares that immediately prior to the Effective Time represented Shares will cease to have any rights with respect to the Shares other than the right to receive, upon the surrender of the certificates or book-entry shares, the Offer Price, without interest and subject to any withholding of taxes as required by applicable law. At or prior to the Effective Time, Parent or Purchaser has agreed to deposit with the paying agent for the Merger the aggregate consideration to be paid to holders of Shares in the Merger.

Treatment of Options. At the time that Purchaser accepts for payment Shares tendered in the Offer, outstanding options to purchase Shares granted pursuant to Protection One’s equity compensation plans will vest in full and become fully exercisable, and the options will be cancelled in consideration for the right to receive a cash payment equal to the total number of Shares previously subject to the option, multiplied by the amount by which the Offer Price exceeds the exercise price per Share of the option, less any applicable withholding of taxes (the “Option Consideration”). If the exercise price per Share of any such option is equal to or greater than the Offer Price, the option will be canceled without any cash payment. On the tenth calendar day after the Acceptance Time (or, if such day is not a business day, then on the next business day), Protection One will mail (or make available for collection in person or make a direct deposit) to each holder of options that were granted pursuant to Protection One’s 2004 Stock Option Plan, a check payable to such holder in an amount equal to the Option Consideration plus the interest that accrues on such amount between the Acceptance Time and the date on which payment is made, assuming a 6% per annum rate of interest. Outstanding options that were not granted pursuant to Protection One’s equity compensation plans will not be cancelled in connection with the Merger, but after the Effective Time will be exercisable for cash in an amount equal to the Offer Price.

Treatment of Stock Appreciation Rights. At the time that Purchaser accepts for payment Shares tendered in the Offer, each outstanding stock appreciation right granted pursuant to Protection One’s equity compensation plans will vest in full and become payable, the stock appreciation rights will be cancelled in consideration for the right to receive a cash payment equal to the “Redemption Price,” as defined in the applicable Protection One Stock Appreciation Rights Plan.

Treatment of Unvested Restricted Shares. At the time that Purchaser accepts for payment Shares tendered in the Offer, each outstanding restricted share granted pursuant to Protection One’s equity compensation plans will be cancelled by virtue of the completion of the Offer in consideration for the right to receive a cash payment equal to the Offer Price, less any applicable withholding of taxes.

Treatment of Restricted Share Units. At the time that Purchaser accepts for payment Shares tendered in the Offer, each outstanding restricted share unit granted pursuant to Protection One’s equity compensation plans will vest in full and will be settled in Shares, which will be converted in the Merger into the right to receive the Offer Price, without interest and less any applicable withholding of taxes.

Merger Without a Meeting of Stockholders; Stockholders’ Meeting. After Purchaser accepts for payment all Shares validly tendered in the Offer, Parent and Purchaser have agreed to cause the Merger to become effective as promptly as practicable without a meeting of Protection One’s stockholders pursuant to applicable law if Parent and Purchaser own at least 90% of the outstanding Shares entitled to vote on the Merger, including Top-Up Option Shares.

If a meeting of Protection One’s stockholders is required to complete the Merger, Protection One has agreed, as promptly as practicable after completion of the Offer, to call and hold a meeting of its stockholders, which we refer to as the “stockholders’ meeting,” for the purpose of voting upon the approval of the Merger. Protection One has also agreed to prepare and file with the SEC a proxy statement relating to the stockholders’ meeting to be held to consider the adoption of the Merger Agreement. The Merger Agreement provides that Parent will vote, or cause to be voted, all of the Shares then owned by it, Purchaser or any of their subsidiaries and affiliates in favor of the approval of the Merger.

Representations and Warranties. The Merger Agreement contains representations and warranties made by Protection One to Parent and Purchaser and representations and warranties made by Parent and Purchaser to Protection One. The representations and warranties in the Merger Agreement were made solely for purposes of the Merger Agreement, were the product of negotiations among Protection One, Parent and Purchaser, and may be subject to important qualifications and limitations agreed to by the parties in connection with negotiating the Merger Agreement. Some of those representations and warranties may not be accurate or complete as of any particular date because they are subject to a contractual standard of materiality or material adverse effect different from that generally applicable to public disclosures to stockholders or used for the purpose of allocating risk between the parties to the Merger Agreement rather than establishing matters of fact. Moreover, inaccuracies in the representations and warranties are subject to waiver by the parties to the Merger Agreement without notice. Accordingly, you should not rely on the representations and warranties contained in the Merger Agreement as statements of actual facts.

In the Merger Agreement, Protection One has made customary representations and warranties to Parent and Purchaser with respect to, among other things:

•	corporate matters related to Protection One and its subsidiaries, such as organization, standing, qualification, power and authority;

•	its capitalization;

•	the validity of the Merger Agreement, including approval by Protection One’s board of directors;

•	the inapplicability of state takeover statutes;

•	required consents and approvals, and no violations of laws, governance documents or agreements;

•	compliance with laws and permits;

•	financial statements and public SEC filings;

•	internal controls and compliance with the Sarbanes-Oxley Act;

•	conduct of business and the absence of a Company Material Adverse Effect;

•	the absence of undisclosed liabilities;

•	the absence of litigation;

•	employee benefit plans, ERISA matters and certain related matters;

•	labor matters;

•	intellectual property;

•	taxes;

•	real property;

•	material contracts;

•	industry practices and compliance with applicable governing laws;

•	insurance;

•	the opinion of its financial advisor;

•	the vote required for approval of the Merger;

•	brokers’ fees and expenses; and

•	related party transactions.

Some of the representations and warranties in the Merger Agreement made by Protection One are qualified as to “materiality” or “Company Material Adverse Effect.” For purposes of the Merger Agreement, a “Company Material Adverse Effect” means any change, event, effect, occurrence, state of facts or development that, individually or in the aggregate, (i) has had or is reasonably likely to have a material adverse effect on the business, results of operations, assets, liabilities or condition (financial or otherwise) of Protection One and its subsidiaries taken as a whole, or (ii) prevents Protection One’s ability to perform its obligation under and consummate the transactions contemplated by the Merger Agreement. The definition of “Company Material Adverse Effect” excludes from clause (i) any changes, events, effects, occurrences, state of facts or developments attributable to:

•

changes in general economic or political conditions or financial, credit or securities markets in general (including changes in interest or exchange rates) in any country or region in which Protection One or its subsidiaries conducts business, except for changes that disproportionately affects Protection One and its subsidiaries compared to others in their industry;

•

events, circumstances, changes or effects that affect the industries in which Protection One or its subsidiaries operate, except for events that disproportionately affects Protection One and its subsidiaries compared to others in their industry;

•

changes in laws applicable to Protection One or its subsidiaries or their respective properties or assets or changes in GAAP, except for changes that disproportionately affects Protection One and its subsidiaries compared to others in their industry;

•

acts of war, armed hostilities, sabotage or terrorism, or escalation or worsening of those events, except if those events disproportionately affect Protection One and its subsidiaries compared to others in their industry;

•

the announcement or existence of the Merger Agreement, or any action taken that is required or expressly contemplated by the Merger Agreement, including any impact on contractual or other relationships with customers, suppliers, vendors, lenders, employees, investors, or venture partners;

•	changes in the market price or trading volume of Shares on the NASDAQ Global Market;

•	failure of Protection One to meet internal or published projections forecasts or revenue or earnings predictions for any period, except that the underlying causes of the failure are not excluded; or

•	litigation arising from allegations of a breach of fiduciary duty relating to the Merger Agreement.

In the Merger Agreement, Parent and Purchaser have made customary representations and warranties to Protection One with respect to, among other things:

•	corporate matters, such as organization, standing, qualification, power and authority;

•	the validity of the Merger Agreement, including approval by Parent’s and Purchaser’s boards of directors;

•	required consents and approvals, and no violations of laws, governance documents or agreements;

•	the absence of litigation;

•	available financing and guaranty;

•	capitalization of Purchaser;

•	the absence of an interest in competitors of Protection One;

•	broker’s fees and expenses;

•	solvency of the surviving corporation;

•	ownership of securities of Protection One;

•	the absence of ancillary agreements with Protection One’s management; and

•	access to information regarding Protection One.

Some of the representations and warranties in the Merger Agreement made by Parent and Purchaser are qualified as to “materiality” or “Parent Material Adverse Effect.” For purposes of the Merger Agreement, a “Parent Material Adverse Effect” means any change, event, effect or circumstance that is materially adverse to the business, operations, results of operations or financial condition of Parent or which, individually or in the aggregate, has or would reasonably be expected to prevent or materially delay or impair the ability of Parent to consummate the Merger and the other transactions contemplated by the Merger Agreement.

None of the representations and warranties contained in the Merger Agreement or in any instrument delivered pursuant to the Merger Agreement survive the Effective Time. This limit does not apply to any covenant or agreement of the parties which by its terms contemplates performance after the Effective Time.

Conduct of Business Pending the Merger. Except as disclosed prior to execution of the Merger Agreement, or as may be required by law, or permitted by the terms of the Merger Agreement, or unless Parent has otherwise agreed in writing, Protection One has agreed that, from the date of the Merger Agreement until the Effective Time or until the termination of the Merger Agreement, Protection One will and will cause its subsidiaries to:

•	conduct its operations in the ordinary course of business and in a manner consistent with past practice;

•	use reasonable best efforts to preserve intact the business organization;

•	use reasonable best efforts to keep available the services of the current officers, employees and consultants who are integral to the operation of the business;

•

use reasonable best efforts to preserve all material relationships with customers, suppliers, governmental authorities and others having significant business relationships with Protection One and its subsidiaries; and

•	maintain all permits.

In addition, except as disclosed prior to execution of the Merger Agreement or as agreed to in writing by Parent, from the date of the Merger Agreement until the Effective Time, Protection One will not, and will not permit its subsidiaries to, among other things and subject to certain exceptions:

•	amend its certificate of incorporation, bylaws or other organizational documents;

•

issue, sell or pledge shares of capital stock of Protection One or any of its subsidiaries, or options, warrants or convertible securities, other than the issuance of Shares upon the exercise of outstanding options and restricted share units;

•	declare or pay dividends, whether in cash, stock or property, other than dividends paid by wholly owned subsidiaries;

•	adjust, split, combine, reclassify or amend the terms of its capital stock;

•	except as required by applicable law, the terms of any company benefit plan or contractual commitments:

•	increase the compensation or benefits for current or former directors, officers or employees;

•	pay or commit to pay severance, bonus, retirement or retention amounts to current or former directors, officers or employees;

•

establish, amend or terminate equity compensation, compensation, severance, pension, retirement, profit-sharing, welfare benefit, or other employee benefit plans or employment agreements with or for the benefit of current or former directors, officers or employees;

•	accelerate the vesting or payment of compensation or benefits, except for awards outstanding under equity compensation plans;

•	enter into, amend or extend any collective bargaining agreement, plan, trust, fund, policy or arrangement for the benefit of any current or former directors, officers or employees;

•	hire or terminate employees with total target compensation of $100,000 or more, or, in the case of commissioned sales personnel, $200,000 or more;

•

change actuarial or other assumptions used to calculate funding obligations for benefit plans, or change the manner in which contributions to benefits plans are made or the basis on which such contributions are determined, except as may be required by GAAP; or

•	enter into or amend plans, policies, arrangements or agreements for incentive compensation;

•	acquire other companies, divisions or material assets, except for acquisitions of supplies and inventory in the ordinary course consistent with past practice;

•	incur or assume indebtedness or guarantee indebtedness, subject to certain exceptions;

•

terminate, renew or amend material contracts or leases or contract with respect to material real property, or enter into or amend contracts that, if existing on the date of the Merger Agreement, would have been a material contract or lease with respect to real property;

•	enter into related party transactions that would be required to be disclosed under Item 404 of Regulation S-K of the Exchange Act;

•

make material changes to its methods of accounting, subject to certain exceptions such as, for example, as required by GAAP or applicable law, or to permit the audit of financial statements in compliance with GAAP;

•

sell, lease, license or encumber or otherwise dispose of or fail to maintain material properties or assets, other than in the ordinary course of business consistent with past practice, subject to certain exceptions;

•	make or change material tax elections and take actions with respect to other tax matters;

•	settle or compromise certain litigation or other claims, subject to certain materiality exceptions;

•

make loans, advances or capital contributions to, or investments in, other persons, other than investments of excess funds in short term investments in the ordinary course of business consistent with past practice;

•	make capital expenditures inconsistent with Protection One’s budget, subject to certain materiality exceptions;

•	adopt a plan of liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization;

•	enter into new lines of business outside of its existing business segments;

•	take actions intended to result in conditions to the Offer or to the Merger not being satisfied, or intended to prevent, delay or impair the ability of Protection One to consummate the Merger;

•	convene annual or special meetings of stockholders other than convening its 2010 meeting of stockholders for the purposes of electing directors;

•	fail to maintain material insurance policies; or

•	agree to do any of the things described in the preceding bullet points.

Access to Information. Until the Effective Time or until the termination of the Merger Agreement, and subject to confidentiality obligations, Protection One agreed to provide Parent with reasonable access during normal business hours to Protection One’s properties, books, records and other information regarding Protection One and its subsidiaries.

No Solicitation of a Competing Proposal. Until the Effective Time or, if earlier, the termination of the Merger Agreement, Protection One and its subsidiaries agreed that they will not and will use their reasonable best efforts to cause their directors, officers, employees, accountants, consultants, legal counsel, advisors, agents and other representatives, whom we refer to collectively as “representatives,” not to, directly or indirectly:

•

solicit, initiate, propose, or knowingly facilitate or encourage inquiries, proposals or offers or other efforts or attempts that constitute or would reasonably be expected to lead to a Competing Proposal (as defined below);

•	furnish nonpublic information with respect to inquiries, proposals or offers, or any other efforts or attempts, that constitute or would reasonably be expected to lead to a Competing Proposal;

•

engage, continue or participate in discussions or negotiations with respect to any inquiries, proposals or offers, or any other efforts or attempts, that constitute or would reasonably be expected to lead to a Competing Proposal;

•	waive or release any standstill or confidentiality agreement or otherwise knowingly facilitate any effort or attempt by any person to make a Competing Proposal;

•	approve, endorse or recommend, or publicly propose to approve, endorse or recommend, a Competing Proposal;

•	fail to publicly recommend against a Competing Proposal or fail to publicly reaffirm the Company Recommendation (as defined below) within two business days after Parent requests public reaffirmation;

•	fail to include the Company Recommendation in the Schedule TO, the Offer to Purchase, the Letter of Transmittal or any amendments or supplements of each;

•

enter into any letter of intent, agreement in principle, merger agreement, acquisition agreement, option agreement or similar document or any agreement or commitment providing for any Competing Proposal or offer that would reasonably be expected to lead to a Competing Proposal;

•	change, qualify, withhold or withdraw or modify in a manner adverse to Parent or Purchaser the Company Recommendation; or

•	resolve, propose or agree to do any of the things described in the preceding bullet points.

The actions described in the fifth, sixth, seventh, ninth and tenth bullet points in the immediately preceding sentence are referred to in the Merger Agreement as a “Change of Recommendation.” Protection One agreed that it would immediately cease any solicitation, encouragement, discussion or negotiation with persons conducted prior to the execution of the Merger Agreement with respect to a Competing Proposal and will request the return or destruction of all confidential information previously provided.

Notwithstanding the restrictions described above, before the acceptance of Shares for payment in the Offer, Protection One may, subject to compliance with the provisions described in the immediately succeeding paragraph, furnish nonpublic information to a third party that has submitted a Competing Proposal and may engage in discussions or negotiations regarding a Competing Proposal, if:

•

the Competing Proposal did not result from or arise in connection with a breach of the no solicitation provisions of the Merger Agreement (including the prohibited actions described in the preceding bullet points);

•

Protection One’s board of directors determines in good faith, after consultation with Protection One’s outside legal and financial advisors, that the Acquisition Proposal constitutes, or would reasonably be expected to result in, a Superior Proposal (as defined below);

•

after consultation with the Company’s outside legal counsel, Protection One’s board of directors determines in good faith that failure to take such action would be inconsistent with its fiduciary duties under applicable law; and

•

prior to furnishing any nonpublic information, Protection One receives from the third party making the Acquisition Proposal an executed confidentiality agreement with standstill provisions identical in all substantive respects and otherwise containing terms not materially less favorable in the aggregate to Protection One than the terms of the Confidentiality Agreement entered into with an affiliate of Parent.

The Merger Agreement requires Protection One to notify Parent orally no later than 24 hours after Protection One’s receipt or knowledge of a Competing Proposal and promptly thereafter notify Parent in writing identifying the person making the Competing Proposal and including a copy of the Competing Proposal, as well as any draft agreements or term sheets submitted in connection with the Competing Proposal. Protection One is also required to keep Parent reasonably informed on a reasonably current basis of the status of the Competing Proposal, including any material changes to the terms or any discussions about the Competing Proposal, and must provide Parent with copies of all revised written proposals or offers with respect to such Competing Proposal.

The Merger Agreement does not prohibit Protection One or Protection One’s board of directors from disclosing to Protection One’s stockholders its position with respect to a Competing Proposal as required by Rules 14d-9 and 14e-2(a) under the Exchange Act, or making any disclosure to Protection One’s stockholders if its board of directors has determined in good faith, after consultation with outside legal counsel, that the failure to do so would be inconsistent with any applicable law. However, any disclosure other than a “stop-look-and-listen communication” or similar communication is deemed to be a “Change of Board Recommendation” under the Merger Agreement unless Protection One’s board of directors expressly publicly reaffirms the Company Recommendation (as defined below) within three business days following such a request by Parent.

Company Board Recommendation. Subject to the provisions described below, Protection One’s board of directors agreed to recommend that the holders of the Shares accept the Offer, tender their Shares to Purchaser in the Offer and, to the extent applicable, approve and adopt the Merger Agreement and the Merger. This is referred to as the “Company Recommendation.” The Merger Agreement provides that Protection One’s board of directors will not effect a Change of Recommendation except as described below.

Protection One’s board of directors may effect a Change of Board Recommendation with respect to a Superior Proposal if:

•

Protection One has received a Competing Proposal that the Protection One board of directors concludes in good faith, after consultation with its outside legal and financial advisors, constitutes a Superior Proposal (after giving effect to any modifications of the Merger Agreement offered by Parent);

•

Protection One’s board of directors determines in good faith, after consultation with outside legal and financial advisors, that the failure of the board of directors to make a Change of Recommendation would be inconsistent with the directors’ exercise of their fiduciary duties under applicable law;

•	the Superior Proposal is not attributable to the breach of the no-solicitation provisions of the Merger Agreement;

•

at least three business days prior to the Change in Recommendation, Protection One has provided Parent a written notice of its intention to take such action, which we refer to as a “notice of change of recommendation.” The notice of change of recommendation must specify the material terms and conditions of the Superior Proposal, including a copy of the proposed agreement containing the Superior Proposal and identifying the person making the Superior Proposal; and

•

during the three business day period after Parent’s receipt of the notice of change of recommendation, Protection One has, and has caused its representatives to have, negotiated with Parent in good faith (if Parent desires to negotiate) to allow Parent the opportunity to make adjustments in the terms and conditions of the Merger Agreement so that the Competing Proposal ceases to be a Superior Proposal.

The Merger Agreement provides that material revisions to a Competing Proposal that the board of directors of Protection One has determined to be a Superior Proposal require Protection One to deliver a new notice of change of recommendation and a new three business day period as described above will begin.

Protection One does not have the right under the Merger Agreement to terminate the Merger Agreement to enter into a definitive agreement with respect to a Superior Proposal.

For purposes of this Offer to Purchase and the Merger Agreement:

•	“Competing Proposal” means any bona fide proposal or offer for:

•

a merger, reorganization, sale of assets, share exchange, consolidation, business combination, recapitalization, dissolution, liquidation, joint venture or similar transaction involving Protection One or any of its subsidiaries whose assets or business, individually or in the aggregate, constitute 15% or more of the consolidated assets, revenues or net income of Protection One and its subsidiaries;

•	the acquisition (whether by merger, consolidation, equity investment, joint venture or otherwise) by any person of 15% or more of the assets of Protection One and its subsidiaries, taken as a whole;

•	the acquisition in any manner, directly or indirectly, by any person of 15% or more of the issued and outstanding Shares (by vote or by value) of Protection One or any of its subsidiaries;

•

any purchase, acquisition, tender offer or exchange offer that if consummated would result in any person beneficially owning 15% or more of the Shares or any class of equity or voting securities of Protection One or its subsidiaries; or

•	any combination of the various transactions described in the previous bullet points.

•

“Superior Proposal” means a bona fide written Competing Proposal (with all percentages in the definition of Competing Proposal increased to 50%) on terms that the Protection One board of directors determines in good faith, after consultation with Protection One’s financial and outside legal advisors, and taking into account the conditionality, expected timing, likelihood of consummation, and all of the terms, impact and all legal, financing and regulatory aspects and status, stockholder litigation, break up fees and expense reimbursement provisions, are more favorable from a financial point of view to all of Protection One’s stockholders than the transactions contemplated by the Merger Agreement (after giving effect to all adjustments to the terms of the Merger Agreement which may be offered by Parent).

Appropriate Action; Consents; Filings. Each of Protection One, Parent and Purchaser has agreed to use their respective reasonable best efforts to consummate and make effective the transactions contemplated by the Merger Agreement and to cause the conditions to the Offer and the Merger to be satisfied, including (i) obtaining necessary consents and approvals from governmental authorities or other persons, making necessary registrations and filings and taking all reasonable steps as may be necessary to obtain an approval from, or to avoid an action or proceeding by, any governmental authority or other persons necessary in connection with the consummation of the transactions contemplated by the Merger Agreement, including the Offer and the Merger, (ii) defending any lawsuits or other legal proceedings, whether judicial or administrative, challenging the Merger Agreement or the consummation of the transactions including the Offer and the Merger and (iii) executing and delivering any additional instruments necessary to consummate the Offer and the Merger and other transactions to be performed or consummated by each party in accordance with the terms of the Merger Agreement. Parent and Purchaser also agreed that their obligation to use reasonable best efforts to obtain regulatory contents and approvals includes the obligation to sell or divest business or assets. Protection One, Parent and Purchaser each agreed to promptly (and in no event later than 5 business days following the date of the Merger Agreement) make and not withdraw their respective filings, and thereafter make any other required submissions under, the HSR Act with respect to the transactions contemplated by the Merger Agreement, including the Offer, the Merger and the Top-Up Option.

Each of Parent and Protection One agreed to give notices to third parties, in cooperation, in its efforts to obtain any third party consents that are necessary, proper or advisable to consummate the Offer or the Merger. Protection One is not required to make any payments to a third party to obtain any consent or approval of such third party without prior approval of Parent to provide reimbursement for the payment.

Public Announcements. Parent and Protection One have agreed not to make any press release or other public statement regarding the Offer and the Merger without the prior consent of the other, except as required by applicable law or any listing agreement with NASDAQ. If a party is required to make a press release or announcement, it agreed to use its reasonable best efforts to allow the other party reasonable time to comment on the release or announcement prior to its issuance.

Employee Matters. During the one-year period beginning at the Effective Time, Parent will provide or cause the surviving corporation to provide (i) compensation and benefits to employees and former employees of Protection One that are no less favorable in the aggregate than the compensation and benefits provided to such employees and former employees under any benefit plan of Protection One and (ii) severance benefits to any terminated employee of Protection One that are no less than the severance benefits that would have been provided to such employees upon a termination of employment immediately prior to the completion of the Merger. During the one-year period, Parent also agreed to honor, fulfill and discharge, and will cause the surviving corporation to honor, fulfill and discharge, the obligations of Protection One and its subsidiaries under their respective benefit plans, without any amendment or change that is adverse to any participant therein. Parent agreed that employees will receive credit for service under prior Protection One plans for eligibility and vesting purposes.

Nothing in the Merger Agreement restricts the right of Parent or any of its affiliates (including the surviving corporation) to terminate the employment of any employee of Protection One or its subsidiaries after the completion of the Merger. Employees are not beneficiaries of this provision of the Merger Agreement.

Indemnification and Insurance. The Merger Agreement provides for certain indemnification and insurance rights in favor of Protection One’s current and former directors, officers or employees, who we refer to as “indemnified persons.” Specifically, Parent and the surviving corporation have agreed to indemnify the indemnified persons against, and advance expenses with respect to, all acts or omissions by such persons in their capacities as a director, officer or employee of Protection One or its subsidiaries at any time prior to the Effective Time, to the fullest extent required by Protection One’s certificate of incorporation, by-laws, and indemnification agreements, and that these provisions will not be amended or repealed in any manner that would adversely affect the rights of an indemnified person. In addition, all rights to exculpation and indemnification provided to the indemnified persons, under Protection One’s certificate of incorporation, bylaws or other agreements, with respect to acts or omissions occurring at or prior to the Effective Time, will continue in full force and effect following the Merger.

For a period of six years after the completion of the Merger, Parent and the surviving corporation have also agreed to indemnify the indemnified persons against costs, fines and damages, including amounts paid in settlement, in connection with any action or investigation, including civil and criminal actions, arising out of (i) any act or omission in the indemnified person’s capacity as a director, officer or employee of Protection One or any of its subsidiaries or affiliates or (ii) the Merger, the Merger Agreement and any transactions contemplated by the Merger Agreement. For the six-year period, Parent and surviving corporation also agreed to advance expenses to the indemnified persons with respect to those matters, subject to an undertaking to repay amounts advanced if ultimately determined that the indemnified person is not entitled to be indemnified.

Prior to the Effective Time, Protection One agreed to, and Parent agreed to if Protection One is unable to, cause the surviving corporation to purchase a non-cancellable extension of the directors’ and officers’ liability coverage of Protection One’s existing directors’ and officers’ insurance policies and its existing fiduciary liability insurance policies, which are commonly referred to as “tail” policies. These “tail” policies are required to have a claims reporting or discovery period of at least six years from the Effective Time. If “tail” policies have not been obtained as of the Effective Time, Parent has agreed to provide, or cause the surviving corporation to provide, for a period of at least six years after the Effective Time, comparable director and officer insurance that provides coverage of the indemnified parties for events occurring prior to the Effective Time on terms that are no less favorable than the current policy, or if substantially equivalent insurance coverage is unavailable, the best available coverage subject to a maximum annual premium for the director and officer insurance equal to 300% of the annual premium currently paid by Protection One.

The indemnified persons are third party beneficiaries of, and entitled to rely upon, these provisions of the Merger Agreement.

Financing. In the Merger Agreement, Parent and Purchaser have agreed to use, and to cause their affiliates and representatives to use, reasonable best efforts to (i) arrange and obtain the proceeds of the financing for the Offer and Merger on the terms and conditions described in the financing commitments, (ii) enter into definitive agreements to secure the financing on the terms and conditions contained in the financing commitments or on other permissible terms and conditions and (iii) timely satisfy all conditions applicable to Parent, Purchaser or their affiliates in the definitive agreements. Parent and Purchaser are permitted to amend, modify or supplement the financing commitments or replace any portion of the financing commitments with new financing commitments so long as those actions would not reasonably be expected to materially prevent, delay or impede Parent and Purchaser’s ability to consummate the Offer and the Merger or be materially adverse to the interests of Protection One prior to the Closing. Parent agreed to promptly disclose to Protection One its intention to amend, modify, supplement or replace any portion of the financing commitments and to keep Protection One promptly informed of the terms thereof.

Parent and Purchaser have agreed to use reasonable best efforts to cause the lenders that are party to the debt commitment letter and any other persons providing financing for the Offer and Merger to fund, at or immediately after the Effective Time, the financing required to consummate the Offer and the Merger and the other transactions contemplated by the Merger Agreement and the financing commitments, if all conditions to the financing are satisfied or waived (or will be satisfied or waived upon funding) and all the conditions to the Offer are satisfied or waived.

If a portion of the financing for the Offer and the Merger becomes or could become unavailable in the manner or from the sources contemplated in the financing commitments, Parent is required to promptly notify Protection One and Parent and Purchaser agreed to use reasonable best efforts to arrange alternative sources of financing on terms and conditions not less beneficial to Parent and Purchaser than the terms and conditions in the financing commitments, as promptly as practicable. Parent and Purchaser also agreed to, and to use their reasonable best efforts to cause their representatives to, comply with their obligations under the financing commitments and any related fee and engagement letters, and satisfy on a timely basis the conditions to consummating the Offer and the Merger.

Parent and Purchaser have agreed to indemnify and hold harmless Protection One and its affiliates and their respective directors, officers, employees, agents and representatives from all losses, damages, claims, costs or expenses incurred by any of them in connection with the financing and information utilized in connection with the financing, other than information provided in writing for use by Protection One.

Financing Cooperation. The parties have agreed to cooperate in connection with the financing for the Offer and the Merger. Specifically, Protection One has agreed to, and agreed to use reasonable best efforts to cause its representatives to, provide to Parent and Purchaser all cooperation requested by Parent that is reasonably necessary, proper or advisable in connection with the financing or any permitted amended, modified or replacement financing. The cooperation required under the provision can not unreasonably interfere with the business or operations of Protection One. Examples of types of cooperation include, among others, participating in meetings, presentations and due diligence sessions, assisting with preparation of information memorandum and other financing-related marketing materials, using reasonable best efforts to obtain comfort letters, legal opinions and related documents, and executing and delivering pledge and security certificates and related matters.

Stockholder Litigation. Protection One is permitted to control, subject to Parent participation rights, any litigation against Protection One and/or its directors relating to the Offer and the Merger; provided, however, that Protection One shall not compromise, settle, come to an arrangement regarding or agree to compromise, settle or come to an arrangement regarding any litigation arising or resulting from the transactions contemplated by the Merger Agreement (other than any settlement solely for monetary damages paid entirely from proceeds of insurance, except for any applicable deductible), or consent to the same without the prior written consent of Parent, which consent shall not be unreasonably withheld, conditioned or delayed.

State Takeover Laws. If any “control share acquisition,” “fair price,” “business combination,” or other anti-takeover law or regulation is applicable to Protection One, Parent or Purchaser, the Offer, the Merger, the Top-Up Option, the Support Agreements or any other transaction contemplated by the Merger Agreement, then Parent, Protection One and their respective boards of directors or managers, as applicable, are required to take all reasonable action necessary to render such law or regulation inapplicable.

Termination. The Merger Agreement may be terminated:

•	by mutual written consent of Parent and Protection One, by action of their respective boards of directors or managers, as applicable, at any time prior to the Effective Time;

•	by either Parent or Protection One (which we refer to as “mutual termination rights”):

•

if Purchaser shall not have accepted for payment all Shares validly tendered in the Offer before August 24, 2010, except that such right to terminate is not available to Parent or Protection One if its breach of the Merger Agreement was the primary cause of the Offer not being consummated (we refer to this as the “Outside Date Termination”); or

•

if any court or other governmental authority of competent jurisdiction has issued an order, decree or ruling or taken other action permanently restraining, enjoining or otherwise prohibiting (i) the acceptance for payment of, or payment for, Shares in the Offer or the Merger, (ii) the exercise or issuance of Shares upon Purchaser’s exercise of the Top-Up Option (if necessary to complete the Offer) or (iii) the Merger, and the order or other action has become final and non-appealable and the party seeking to terminate the Merger Agreement has used its reasonable best efforts to remove the order or other action, except that the right to terminate is not available to a party if the issuance of the final, non-appealable order was primarily due to its failure to perform its obligations under the Merger Agreement.

•	by Protection One at any time prior to the Acceptance Time (which we refer to as the “Protection One termination rights”):

•

if (i) Purchaser terminates or makes any change to the Offer in material violation of the terms of the Merger Agreement or (ii) Purchaser fails to accept for payment and pay for shares validly tendered and not withdrawn in the Offer and at such time all of the conditions set forth on Annex I to the Merger Agreement are satisfied; provided that Protection One shall not have the right to terminate the Merger Agreement under clause (i) above if Protection One is then in material breach of any of its material covenants, agreements, representations or warranties contained in the Merger Agreement or if any party to a Support Agreement (other than Parent) is then in material breach of any of its tender obligations under such Support Agreement; or

•

if (i) Parent or Purchaser has breached any representation, warranty, covenant or other agreement of Parent or Purchaser contained in the Merger Agreement that would reasonably be expected to prevent or materially delay the consummation of the Offer or the Merger, (ii) Protection One has delivered to Parent written notice of the inaccuracy or breach and (iii) either the inaccuracy or breach is not capable of being cured or at least 30 days have elapsed since the delivery of the written notice to Parent and the uncured inaccuracy or breach has not been cured; provided, however, that Protection One shall not have the right to terminate the Merger Agreement if Protection One is in material breach of any of its representations, warranties or covenants contained in the Merger Agreement or if any party to a Support Agreement (other than Parent) is then in breach of any of its tender obligations under such Support Agreement.

•	by Parent at any time prior to the Acceptance Time (which we refer to as “Parent termination rights”):

•	if Protection One’s board of directors or a committee of the board has effected a Change of Recommendation or Protection One breached its material obligations under the no-solicitation provision;

•

if Protection One has breached a representation, warranty or covenant of Protection One contained in the Merger Agreement, and as a result, the conditions to the Offer are not or would reasonably likely not be satisfied, Parent has delivered to Protection One written notice of such inaccuracy or breach, and the inaccuracy or breach is not capable of being cured or is uncured within 30 days of notice to Protection One; provided, however, that Parent is not permitted to terminate the Merger Agreement if Parent or Purchaser are in material breach of any of their respective covenants, agreements, representations or warranties in the Merger Agreement; or

•	only on the date of final expiration of the Offer, as it may be extended from time to time in accordance with the Merger Agreement.

Effect of Termination and Termination Fees. If the Merger Agreement is terminated, the Merger Agreement will become void and of no effect and, subject to certain termination fees described below and in the Merger Agreement, there will be no liability or obligation on the part of Parent, Purchaser or Protection One or their respective subsidiaries, officers or directors.

Company Termination Fee. Protection One has agreed to pay Parent a termination fee of $8,000,000 in cash if:

•

Parent terminates the Merger Agreement due to a Change of Recommendation by Protection One’s board of directors or Protection One has breached its material obligations under the no-solicitation provision; or

•

The Merger Agreement is terminated either because the Offer has not been completed by the Outside Date or Protection One is in breach of its obligations under the Merger Agreement, and prior to the termination a Competing Proposal has been publicly disclosed, and within 9 months after termination Protection One enters into or completes an alternative strategic transaction.

We refer to the termination fee payable in these situations as the Protection One Termination Fee. Protection One is not obligated to pay the Protection One Termination Fee on more than one occasion and any such payment shall be reduced by any amounts as may be required to be deducted or withheld therefrom under applicable tax law.

Parent Termination Fee. Parent has agreed to pay Protection One a termination fee (the “Parent Termination Fee”), in an amount determined as set forth below, if:

•

Protection One terminates the Merger Agreement because Purchaser does not accept for payment all Shares validly tendered in the Offer before the Outside Date and, at that time, all of the conditions to Purchaser’s obligations to close the Offer have been satisfied;

•

Protection One terminates the Merger Agreement due to an uncured breach by Parent or Purchaser and, at that time, all of the conditions to Purchaser’s obligations to close the Offer have been satisfied;

•

Protection One terminates because, among other things, Purchaser fails to accept for payment and pay for shares validly tendered and not withdrawn in the Offer and at such time all of the conditions set forth on Annex I to the Merger Agreement are satisfied; or

•	Parent terminates on the date of final expiration of the Offer, as it may be extended from time to time in accordance with the Merger Agreement.

The amount of the Parent Termination Fee will be $150,000,000 if either:

•

At the time of the termination of the Merger Agreement, the conditions to the funding of the debt commitment letters have been satisfied and the lender parties are prepared to fund the Debt Financing on the terms and conditions thereof; or

•	Parent or Purchaser have committed a Willful Breach that was the primary cause of or primarily resulted in the facts giving rise to the termination.

The Parent Termination Fee will be $60,000,000 in all other circumstances in which a Parent Termination Fee is paid. For purposes of the Merger Agreement, a “Willful Breach” means, as to any person, a material breach of any material representation, warranty or covenant or other agreement set forth in the Merger Agreement that is a consequence of an act or failure to act by such person with the actual knowledge that the taking of the act or failure to take the act would cause a breach of the Merger Agreement; provided, however, that “Willful Breach” excludes any failure to consummate the Offer, failure to consummate the Top-Up Option or failure to consummate the Merger.

If the Parent Termination Fee is payable and there is a dispute between the parties as to whether the Parent Termination Fee should be $60,000,000 or $150,000,000, then Parent is required to pay to Protection One $60,000,000 initially, with the remainder (if any) of the Parent Termination Fee remaining payable, and Protection One’s acceptance of such $60,000,000 should not in any way prejudice its rights to the remainder (if any) of the Parent Termination Fee. Parent is not obligated to pay the Parent Termination Fee on more than one occasion and any payment shall be reduced by any amounts as may be required to be deducted or withheld under applicable tax law.

The parties acknowledged that the agreements contained in the provisions regarding the termination fee are an integral part of the transactions contemplated by the Merger Agreement and that, without those provisions, the parties would not have entered into the Merger Agreement. If Protection One fails to pay the Protection One Termination Fee when due or Parent or Purchaser fails to pay the Parent Termination Fee when due, Protection One, Parent or Purchaser, as the case may be, is required to reimburse the other party for all reasonable costs and expenses (including reasonable attorney’s fees) in connection with the collection under and enforcement of the Protection One Termination Fee or the Parent Termination Fee, as applicable.

Availability of Specific Performance. The parties agreed that, if Protection One did not perform its obligations under the Merger Agreement, irreparable damage would occur and, in such circumstance, Parent and Purchaser would be entitled to an injunction, specific performance and other equitable relief to prevent breaches of the Merger Agreement. Protection One agreed that it would not oppose the granting of an injunction, specific performance and other equitable relief on the basis that Parent and Purchaser have an adequate remedy at law or that any award of specific performance is not an appropriate remedy. Parent and Purchaser are not required to provide a bond or other security to seek an injunction or injunctions to prevent breaches of the Merger Agreement. The parties also agreed that Protection One would not be entitled to an injunction or injunctions to prevent breaches of the Merger Agreement by Parent or Purchaser or any remedy to enforce specifically the terms and provisions of the Merger Agreement and that Protection One’s sole and exclusive remedy with respect to any breach of the Merger Agreement would be the right to receive the Parent Termination Fee, if applicable.

Maximum Recovery; Non-Recourse. Protection One’s right to receive payment of the Parent Termination Fee under the Merger Agreement, or the guarantee of the Parent Termination Fee under the Guaranty (see “— Guaranty” below) is stated in the Merger Agreement to be the sole and exclusive remedy of Protection One and its subsidiaries against Parent, Purchaser and the Guarantor for any breach, loss or damage suffered as a result of the failure of the Offer or the Merger to be consummated. Upon payment of the Parent Termination Fee, the Merger Agreement provides that none of Parent, Purchaser or the Guarantor will have any further liability or obligation relating to or arising out of the Merger Agreement or the transactions contemplated by the Merger Agreement, whether based on contract, tort or strict liability, by enforcement of any assessment, by any legal or equitable proceeding, by virtue of any statute, regulation or applicable laws or otherwise and whether by or through attempted piercing of the corporate or partnership veil, by or through a claim by or on behalf of a party to the Merger Agreement or another or otherwise. The Merger Agreement provides that liability under or in respect of the Merger Agreement or the related transactions shall not be in excess of an aggregate amount equal to, or other than in respect of, the Parent Termination Fee, whether to Protection One or to any former, current or future direct or indirect equity holder, controlling person, stockholder, director, officer, employee, member, manager, agent or affiliate thereof or any former, current or future direct or indirect equity holder, controlling person, stockholder, director, officer, employee, member, manager, agent or affiliate of any of the foregoing.

The Merger Agreement provides that any claim or cause of action based upon, arising out of, or related to the Merger Agreement may only be brought against persons that are expressly named as parties to the Merger Agreement, and then only with respect to the specific obligations set forth in the Merger Agreement. Other than the Guarantor under the Guaranty, the Merger Agreement provides that no former, current or future direct or indirect equity holders, controlling persons, stockholders, directors, officers, employees, members, managers, agents, affiliates, general or limited partners or assignees of Protection One, Parent, Purchaser, Guarantor or of any former, current or future direct or indirect equity holder, controlling person, stockholder, director, officer, employee, member, manager, general or limited partner, affiliate, agent or assignee of any of the foregoing shall have any liability or obligation for any of the representations, warranties, covenants, agreements, obligations or liabilities of Protection One, Parent or Purchaser under the Merger Agreement or of or for any action, suit, arbitration, claim, litigation, investigation, or proceeding based on, in respect of, or by reason of, the transactions contemplated by the Merger Agreement (including the breach, termination or failure to consummate such transactions), in each case whether based on contract, tort or strict liability, by the enforcement of any assessment, by any legal or equitable proceeding, by virtue of any statute, regulation or applicable laws or otherwise and whether by or through attempted piercing of the corporate or partnership veil, by or through a claim by or on behalf of a party to the Merger Agreement or another person or otherwise.

Expenses. All costs and expenses incurred by the parties will be paid by the party incurring such costs and expenses, except that Parent has agreed to pay or cause to be paid expenses incurred in connection with filings with governmental authorities under applicable antitrust laws.

Tender and Support Agreements

In connection with the Merger Agreement, certain stockholders entered into separate Tender and Support Agreements, dated as of April 26, 2010, with Parent and Purchaser, which we refer to as the “Support Agreements.” The following summary of certain provisions of the Support Agreements is qualified in its entirety by reference to the Support Agreements themselves, which are incorporated herein by reference. We have filed a copy of the Support Agreements as an exhibit to the Schedule TO. Stockholders and other interested parties should read the Support Agreements for a more complete description of the provisions summarized below.

Each of Quadrangle and Monarch Alternative Capital LP, who we refer to as the “significant shareholders,” have entered into separate Support Agreements pursuant to which, among other things, each significant shareholder has agreed to tender in the Offer, and not withdraw, all of the Shares owned by the significant shareholder, as well as any other Shares acquired by the significant shareholder after the date of the Support Agreements. Each significant shareholder is required to validly immediately tender (and not withdraw) such Shares immediately prior to the expiration of the Offer, subject to receipt by such significant shareholder from Fund IX/A, Parent and Purchaser of irrevocable confirmation in writing that (i) each provider of Available Financing (as defined in the Support Agreement) has irrevocably confirmed to Purchaser in writing that (assuming concurrent funding from each other provider of Available Financing) it is prepared to fund the Available Financing, subject to and substantially concurrently with the last to occur of the following steps, which shall occur substantially concurrently: the acceptance for payment of all Shares tendered in the Offer, the issuance of Shares upon the exercise of the Top-Up Option (if applicable) and the filing of the Certificate of Merger (as defined in the Support Agreement) with the Delaware Secretary of State and satisfactory evidence of acceptance thereof; and (ii) Fund IX/A, Parent and Purchaser will immediately take all actions necessary to satisfy such conditions to funding the Available Financing and will (assuming the issuance of Shares upon the exercise of the Top-Up Option (if applicable)) immediately thereafter make payment in full for all Shares accepted for payment in the Offer. As of April 30, 2010, the significant shareholders together owned more than 60% of the Shares outstanding (determined on a fully diluted basis). All Shares covered by the Support Agreement may not be transferred without the prior written consent of Parent.

In addition, each significant shareholder agreed to vote the Shares covered by the Support Agreement, at any meeting of Protection One’s stockholders or action by written consent:

•	in favor of approval of the Merger;

•	against any Competing Proposal; and

•	against any proposal, action or agreement that would result in any of the conditions to the Offer or the Merger not being satisfied.

Each significant shareholder has agreed to waive any appraisal rights or dissent arising in connection with the Merger. In addition, each significant shareholder has agreed not to commence or join in, and will take all actions necessary to opt out of any class in a class action with respect to, any claim against Parent, Purchaser or Protection One challenging the validity of, or seeking to enjoin the operation of, the Support Agreement or alleging a breach of fiduciary duty in connection with the negotiation of, and entry into, the Merger Agreement.

During the term of the Support Agreements, each significant shareholder has agreed not to:

•	initiate, solicit or encourage, or take any action to facilitate the making of, any offer or proposal which constitutes or is reasonably likely to lead to any Competing Proposal;

•

furnish to any person any material nonpublic information with respect to any inquiries, proposals or offers or any other efforts or attempts that constitute or would reasonably be expected to lead to any Competing Proposal;

•

engage, continue or participate in discussions or negotiations with respect to any inquiries, proposals or offers or any other efforts or attempts that constitute or would reasonably be expected to lead to any Competing Proposal;

•	approve, endorse or recommend, or publicly propose to approve, endorse or recommend, any Competing Proposal;

•	make any public statement or proposal inconsistent with the Company Recommendation; or

•

enter into any merger agreement, letter of intent, agreement in principle, share purchase agreement, asset purchase agreement, share exchange agreement, option agreement or other similar document relating to a Competing Proposal or enter into any agreement or agreement in principle requiring the significant shareholder to abandon, terminate or breach its obligations under the Support Agreement or fail to consummate the transactions contemplated by the Support Agreement.

Additionally, each significant shareholder has agreed to promptly (and in no event later than 24 hours following the significant shareholder’s receipt or knowledge of the Competing Proposal) notify Parent orally of any Competing Proposal made to the significant shareholder, including the identity of the person, and promptly thereafter notify Parent in writing, with the notice to include a copy of the Competing Proposal, including draft agreements or term sheets submitted in connection therewith, including any modifications thereto. Pursuant to the Support Agreements, each of the significant shareholders agreed to immediately cease and cause to be terminated any solicitation, encouragement, discussion or negotiation with any persons conducted prior to the execution of the Support Agreement by or on behalf of the significant shareholder or any of its representatives with respect to the Competing Proposal.

The Support Agreements terminate on the earlier of (i) the mutual agreement of Parent and the significant shareholder, (ii) the Effective Time, (iii) the date the Merger Agreement is terminated in accordance with its terms or (iv) the delivery of written notice of termination by the significant shareholder to Parent following (a) any amendment to the Merger Agreement effected without the prior written consent of the significant shareholder, or (b) any amendment to the terms or conditions of the Offer that is not otherwise permitted by the Merger Agreement without the approval of Protection One, unless the significant shareholder has previously approved the amendment.

Guaranty

Concurrent with the execution of the Merger Agreement, Fund IX/A (the “Guarantor”) delivered a limited guaranty addressed to Protection One, guaranteeing certain obligations of Parent and Purchaser, respectively, under the Merger Agreement (the “Guaranty”). The following summary of the Guaranty is qualified in its entirety by reference to the Guaranty itself, a copy of which is filed as an exhibit to the Schedule TO filed with the SEC and is incorporated by reference herein. Stockholders are urged to read the Guaranty for a more complete description of the provisions summarized below.

Under the Guaranty, the Guarantor absolutely, unconditionally and irrevocably guaranteed to Protection One the payment by Parent and Purchaser to Protection One of the Parent Termination Fee discussed in “The Merger Agreement; Other Agreements — Merger Agreement — Effect of Termination and Termination Fees”. The maximum amount payable by the Guarantor under the Guaranty with respect to the Parent Termination Fee is $60 million or $150 million as applicable. The Guarantor has also guaranteed the payment by Parent and Purchaser to Protection One of certain other reimbursement and indemnification obligations under the Merger Agreement and costs of collection (including attorneys’ fees) associated with enforcing Protection One’s rights under the Guaranty, subject to a $2 million cap on the full amount of reimbursement, indemnification and other costs under the Guaranty. The Guaranty is one of payment, not of collection, and is binding on Guarantor, its successors and assigns until the obligations arising under the Guaranty are satisfied in full.

The Guaranty expressly provides, and Protection One has acknowledged and agreed, that neither Protection One nor any of its former, current or future direct or indirect equity holders, controlling persons, stockholders, directors, officers, employees, members, managers, agents, affiliates, or any former, current or future direct or indirect equity holder, controlling person, stockholder, director, officer, employee, member, manager, general or limited partner, affiliate, agent or assignee of any of the foregoing, has any right of recovery under the Guaranty against, and no liability under the Guaranty shall attach to, the former, current or future direct or indirect equity holders, controlling persons, stockholders, directors, officers, employees, members, managers, agents, affiliates, general or limited partners or assignees of the Guarantor, of Parent, of Purchaser or of any former, current or future direct or indirect equity holder, controlling person, stockholder, director, officer, employee, member, manager, general or limited partner, affiliate, agent or assignee of any of the foregoing, whether based on contract, tort or strict liability, and whether by or through attempted piercing of the corporate or partnership veil, by or through a claim by or on behalf of Parent or Purchaser against the Guarantor, Parent or Purchaser or any former, current or future direct or indirect equity holder, controlling person, stockholder, director, officer, employee, member, manager, general or limited partner, affiliate, agent or assignee of Guarantor, Parent or Purchaser, by the enforcement of any assessment or by any legal or equitable proceeding, by virtue of any statute, regulation or applicable law, or otherwise). The Guaranty further provides that recourse against the Guarantor under the Guaranty shall be the sole and exclusive remedy of Protection One and all of its affiliates against the Guarantor and any of its former, current or future directs or indirect equity holders, controlling persons, stockholders, directors, officers, employees, members, managers, general or limited partners, affiliates, agents or assignees (other than against Parent or Purchaser) in respect of any liabilities or obligations arising under, or in connection with, the Merger Agreement or the transactions contemplated by the Merger Agreement. Under the Guaranty, Protection One covenants and agrees that it shall not institute, and shall cause its respective affiliates not to institute, any proceeding or bring any other claim arising under, or in connection with, the Merger Agreement or the transactions contemplated by the Merger Agreement, against the Guarantor or any of its former, current or future directs or indirect equity holders, controlling persons, stockholders, directors, officers, employees, members, managers, general or limited partners, affiliates, agents or assignees (other than against Parent or Purchaser) except for claims against the Guarantor under the Guaranty for up to the amount of the Parent Termination Fee. The Guaranty expressly provides that nothing set forth in the Guaranty shall affect or be construed to affect any liability of Parent or Purchaser to Protection One or shall confer or give or shall be construed to confer or give to any person other than Protection One any rights or remedies against the Guarantor. Under the Guaranty, the Guarantor covenants and agrees that it shall not institute, and shall cause its respective former, current or future direct or indirect equity holders, controlling persons, stockholders, directors, officers, employees, members, managers, general or limited partners, affiliates, agents or assignees not to institute, any proceeding asserting that the Guaranty is illegal, invalid or unenforceable in accordance with its terms.

The Guaranty will terminate upon the earlier of (i) the Effective Time, and (ii) the end of three months following the date on which the Merger Agreement is terminated in accordance with its terms, except in connection with a claim for payment under the Guaranty that is presented by Protection One to Parent or the Guarantor during such three-month period.

Exclusivity Agreement

The Company and GTCR Golder Rauner LLC entered into an exclusivity agreement dated April 22, 2010 (the “Exclusivity Agreement”) in connection with a possible negotiated transaction between the parties. The following summary of the Exclusivity Agreement does not purport to be complete and is qualified in its entirety by reference to the Exclusivity Agreement. The Company agreed, among other things, not to (i) initiate, solicit, encourage, discuss, negotiate or accept any inquiries, proposals or offers with any person or entity other than GTCR Golder Rauner LLC for the sale of more than 5% of the assets or Shares of the Company, or any merger, consolidation, recapitalization, reorganization, or other extraordinary transaction of the Company and (ii) furnish information to any other person or entity relating to such a transaction, in each case until 11:59 p.m. Eastern Daylight Time on April 26, 2010.

Confidentiality Agreement

The Company and GTCR entered into a confidentiality agreement dated January 25, 2010 (the “Confidentiality Agreement”) in connection with a possible negotiated transaction between the parties. The following summary of the Confidentiality Agreement does not purport to be complete and is qualified in its entirety by reference to the Confidentiality Agreement. Under the Confidentiality Agreement, GTCR agreed, subject to certain exceptions, to keep confidential any non-public information concerning the Company and agreed to certain “standstill” and employee non-solicitation provisions for the protection of the Company.

12.	Purpose of the Offer; Plans for Protection One.

Purpose of the Offer. The purpose of the Offer is for Purchaser to acquire control of, and the entire equity interest in, Protection One. The Offer, as the first step in the acquisition of Protection One, is intended to facilitate the acquisition of all outstanding Shares. The purpose of the Merger is to acquire all outstanding Shares not tendered and purchased pursuant to the Offer. If the Offer is successful, Purchaser intends to consummate the Merger as promptly as practicable.

If you sell your Shares in the Offer, you will cease to have any equity interest in Protection One or any right to participate in its earnings and future growth. If you do not tender your Shares, but the Merger is consummated, you also will no longer have an equity interest in Protection One. Similarly, after selling your Shares in the Offer or the subsequent Merger, you will not bear the risk of any decrease in the value of Protection One.

Short-Form Merger. The DGCL provides that if a parent company owns at least 90% of each class of stock of a subsidiary, the parent company can effect a short-form merger with that subsidiary without the action of the other stockholders of the subsidiary. Accordingly, if, as a result of the Offer, the Top-Up Option or otherwise, Purchaser directly or indirectly owns at least 90% of the Shares, Parent and Purchaser anticipate to effect the Merger without prior notice to, or any action by, any other stockholder of Protection One if permitted to do so under the DGCL (the “Short-Form Merger”). Even if Parent and Purchaser do not own at least 90% of the outstanding Shares following consummation of the Offer, Parent and Purchaser could seek to purchase additional Shares in the open market, from Protection One or otherwise in order to reach the 90% threshold and effect a Short-Form Merger. The consideration per Share paid for any Shares so acquired, other than Shares acquired pursuant to the Top-Up Option, may be greater or less than that paid in the Offer.

Plans for Protection One. It is expected that, initially following the Merger, the business and operations of Protection One will, except as set forth in this Offer to Purchase, be continued substantially as they are currently being conducted. Parent will continue to evaluate the business and operations of Protection One during the pendancy of the Offer and after the consummation of the Offer and the Merger and will take such actions as it deems appropriate under the circumstances then existing. Thereafter, Parent intends to review such information as part of a comprehensive review of Protection One’s business, operations, capitalization and management with a view to optimizing development of Protection One’s potential.

On April 26, 2010, Parent announced its intention to appoint Timothy Whall, as Chief Executive Officer and a board member of Protection One following the Merger. Parent also intends to nominate James Covert as a board member of Protection One following the Merger and has identified Daniel Bresingham as a potential candidate for the position of Chief Financial Officer. Additionally, it is possible that certain members of Protection One’s current management team will enter into new employment arrangements with Protection One after the completion of the Offer and the Merger. Such arrangements may include the right to purchase or participate in the equity of affiliates of Purchaser. These matters are subject to negotiation and discussion and consideration of terms or conditions has not passed the preliminary stages. Any new arrangements with Timothy Whall, James Covert, or Daniel Bresingham and the existing management team are currently expected to be entered into after the completion of the Offer and will not become effective until the time the Merger is completed, if at all. There can be no assurance that any parties will reach an agreement on any terms, or at all.

At the Effective Time, the certificate of incorporation of Purchaser and the bylaws of Purchaser, as in effect immediately prior to the Effective Time, will be the certificate of incorporation and the bylaws of the surviving corporation until thereafter amended as provided by law and such certificate of incorporation and bylaws. The directors of Purchaser will become the directors of Protection One until their respective successors are duly elected or appointed. Also, assuming Purchaser purchases a majority of the outstanding Shares pursuant to the Offer, Parent will be entitled to exercise its rights under the Merger Agreement to obtain pro rata representation (rounded up to the nearest number of directors) on, and control of, the Protection One board of directors. See Section 11 — “The Merger Agreement; Other Agreements — The Merger Agreement — Protection One’s Board of Directors.”

Except as set forth in this Offer to Purchase, including as contemplated in Section 12 — “Purpose of the Offer, Plans for Protection One — Plans for Protection One,” Parent and Purchaser have no present plans or proposals that would relate to or result in (i) any extraordinary corporate transaction involving Protection One or any of its subsidiaries (such as a merger, reorganization, liquidation, relocation of any operations or sale or other transfer of a material amount of assets), (ii) any sale or transfer of a material amount of assets of Protection One or any of its subsidiaries, (iii) any material change in Protection One’s capitalization or dividend policy, (iv) any other material change in Protection One’s corporate structure or business or (v) composition of its management or board of directors.

13.	Certain Effects of the Offer.

Market for the Shares. The purchase of Shares pursuant to the Offer will reduce the number of holders of Shares and the number of Shares that might otherwise trade publicly, which could adversely affect the liquidity and market value of the remaining Shares. We cannot predict whether the reduction in the number of Shares that might otherwise trade publicly would have an adverse or beneficial effect on the market price for, or marketability of, the Shares or whether such reduction would cause future market prices to be greater or less than the Offer Price.

Stock Quotation. Depending upon the number of Shares purchased pursuant to the Offer, the Shares may no longer meet the requirements for continued listing on Nasdaq. According to the published guidelines of The Nasdaq Stock Market, LLC (the “Nasdaq Stock Market”), the Nasdaq Stock Market would consider disqualifying the Shares for listing on Nasdaq (though not necessarily for listing on The Nasdaq Capital Market) if, among other possible grounds, the number of publicly held Shares falls below 750,000, the total number of beneficial holders of round lots of Shares falls below 400, the market value of publicly held Shares over a 30 consecutive business day period is less than $5 million, there are fewer than two active and registered market makers in the Shares over a 10 consecutive business day period, Protection One has stockholders’ equity of less than $10 million, or the bid price for the Shares over a 30 consecutive business day period is less than $1. Furthermore, the Nasdaq Stock Market would consider delisting the Shares from Nasdaq altogether if, among other possible grounds, (i) the number of publicly held Shares falls below 500,000, (ii) the total number of beneficial holders of round lots of Shares falls below 300, (iii) the market value of publicly held Shares over a 30 consecutive business day period is less than $1 million, (iv) there are fewer than two active and registered market makers in the Shares over a 10 consecutive business day period, (v) the bid price for the Shares over a 30 consecutive business day period is less than $1 or (vi) (A) Protection One has stockholders’ equity of less than $2.5 million, (B) the market value of Protection One’s listed securities is less than $35 million over a 10 consecutive business day period and (C) Protection One’s net income from continuing operations is less than $500,000 for the most recently completed fiscal year and two of the last three most recently completed fiscal years. Shares held by officers or directors of Protection One, or by any beneficial owner of more than 10% of the Shares, will not be considered as being publicly held for this purpose. According to Protection One, as of April 30, 2010, there were 25,435,221 Shares outstanding (including 100,000 unvested restricted shares). If, as a result of the purchase of Shares pursuant to the Offer or otherwise, the Shares are either no longer eligible for Nasdaq or are delisted from Nasdaq altogether, the market for Shares will be adversely affected.

Margin Regulations. The Shares are currently “margin securities” under the Regulations of the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”), which has the effect, among other things, of allowing brokers to extend credit on the collateral of the Shares. Depending upon factors similar to those described above regarding the market for the Shares and stock quotations, it is possible that, following the Offer, the Shares would no longer constitute “margin securities” for the purposes of the margin regulations of the Federal Reserve Board and, therefore, could no longer be used as collateral for loans made by brokers.

Exchange Act Registration. The Shares are currently registered under the Exchange Act. Such registration may be terminated upon application of Protection One to the SEC if the Shares are neither listed on a national securities exchange nor held by 300 or more holders of record. Termination of registration of the Shares under the Exchange Act would substantially reduce the information required to be furnished by Protection One to its stockholders and to the SEC and would make certain provisions of the Exchange Act no longer applicable to Protection One, such as the short-swing profit recovery provisions of Section 16(b) of the Exchange Act, the requirement of furnishing a proxy statement pursuant to Section 14(a) of the Exchange Act in connection with stockholders’ meetings and the related requirement of furnishing an annual report to stockholders and the requirements of Rule 13e-3 under the Exchange Act with respect to “going private” transactions. Furthermore, the ability of “affiliates” of Protection One and persons holding “restricted securities” of Protection One to dispose of such securities pursuant to Rule 144 promulgated under the Securities Act of 1933, as amended, may be impaired or eliminated. If registration of the Shares under the Exchange Act were terminated, the Shares would no longer be “margin securities” or be eligible for listing on Nasdaq. We intend and will cause Protection One to terminate the registration of the Shares under the Exchange Act as soon after consummation of the Offer as the requirements for termination of registration are met. If registration of the Shares is not terminated prior to the Merger, the registration of the Shares under the Exchange Act will be terminated following the consummation of the Merger.

14.	Dividends and Distributions.

The Merger Agreement provides that from the date of the Merger Agreement to the Effective Time, without the prior written consent of Parent, Protection One will not, and will not allow its subsidiaries to, declare, authorize, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to the capital stock of Protection One or any subsidiary of Protection One.

15.	Certain Conditions of the Offer.

For the purposes of this Section 15, capitalized terms used but not defined herein will have the meanings set forth in the Merger Agreement. Notwithstanding any other provision of the Offer, Purchaser shall not be required to accept for payment or, subject to the applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act, pay for any Shares tendered pursuant to the Offer, if (i) the Merger Agreement shall have been terminated in accordance with its terms, (ii) the Minimum Condition shall not have been satisfied at any then scheduled Expiration Date; (iii) the HSR Condition shall not have been satisfied, (iv) the Governmental Authority Condition shall not have been satisfied; and (v) any of the following conditions exist or has occurred and is continuing at the Expiration Date:

(a) (i) the representations and warranties of the Company contained in Sections 4.3 (regarding capitalization), 4.4 (regarding authority relative to the Merger Agreement), or 4.7(b) (regarding financial statements) of the Merger Agreement, without giving effect to materiality or “Company Material Adverse Effect” qualifications, shall not be true and correct in all material respects at and as of immediately prior to the expiration of the Offer as if made at and as of such time (other than such representations and warranties that by their terms address matters only as of another specified time, which shall be true and correct in all material respects only as of such time) and (ii) all of the remaining representations and warranties of the Company set forth in the Merger Agreement, without giving effect to materiality or “Company Material Adverse Effect” qualifications, shall not be true and correct at and as of immediately prior to the expiration of the Offer as if made at and as of such time (other than such representations and warranties that by their terms address matters only as of another specified time, which shall be true and correct only as of such time) except with respect to this clause (ii), where the failure of such representations and warranties to be so true and correct would not, individually or in the aggregate, have a Company Material Adverse Effect;

(b) the Company shall have breached or failed, in any material respect, to perform or to comply with any material agreement or covenant to be performed or complied with by it under the Merger Agreement on or prior to the Acceptance Time and such breach or failure shall not have been cured;

(c) since the date of the Merger Agreement, a Company Material Adverse Effect shall have occurred (except to the extent reasonably apparent from any item included in the Company SEC Documents filed prior to the date of the Merger Agreement other than any forward-looking disclosures contained in “Forward Looking Statements” and “Risk Factors” sections of the Company SEC Documents and any other disclosure included therein to the extent they are primarily predictive, cautionary or forward looking in nature, or otherwise disclosed to Parent and Purchaser in the disclosure letter contemplated by the Merger Agreement);

(d) Purchaser shall have failed to receive a certificate of the Company, executed by the Chief Executive Officer and the Chief Financial Officer of the Company, dated as of the Expiration Date, to the effect that the conditions set forth in paragraphs (a) and (b) above have not occurred;

(e) prior to the purchase of shares of common stock pursuant to the Offer, the board of directors of the Company shall have withdrawn or modified (including by amendment of the Schedule 14D-9) in a manner adverse to Purchaser the Company Recommendation or shall have made a Change of Recommendation; or

(f) in the event that the exercise of the Top-Up Option is necessary to ensure that Parent or Purchaser owns at least 90% of the outstanding shares of common stock immediately after the Acceptance Time, there exists under applicable Law (other than any regulation or listing requirement of any national securities exchange) any restriction or impediment on Purchaser’s ability and right to exercise the Top-Up Option, or the shares of common stock otherwise issuable upon exercise of the Top-Up Option together with the Shares validly tendered in the Offer and not properly withdrawn are insufficient to ensure that Parent or Purchaser owns at least 90% of the outstanding shares of common stock immediately after the Acceptance Time.

The foregoing conditions are for the sole benefit of Parent and Purchaser and may be asserted by Parent or Purchaser regardless of the circumstances giving rise to any such conditions and may be waived by Parent or Purchaser in whole or in part at any time and from time to time in their sole discretion, in each case subject to the terms of the Merger Agreement and shall be deemed to be satisfied if such condition or requirement is so waived. The foregoing conditions shall be in addition to, and not a limitation of, the rights of Parent and Purchaser to extend, terminate, amend and/or modify the Offer pursuant to the terms and conditions of the Merger Agreement. The failure by Parent or Purchaser at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time.

16.	Certain Legal Matters; Regulatory Approvals.

General. We are not aware of any pending legal proceeding relating to the Offer. Except as described in this Section 16, based on our examination of publicly available information filed by Protection One with the SEC and other information concerning Protection One, we are not aware of any governmental license or regulatory permit that appears to be material to Protection One’s business that might be adversely affected by our acquisition of Shares as contemplated herein or of any approval or other action by any governmental, administrative or regulatory authority or agency, domestic or foreign, that would be required for the acquisition or ownership of Shares by Purchaser or Parent as contemplated herein. Should any such approval or other action be required, we currently contemplate that, except as described below under “State Takeover Statutes,” such approval or other action will be sought. While we do not currently intend to delay acceptance for payment of Shares tendered pursuant to the Offer pending the outcome of any such matter, there can be no assurance that any such approval or other action, if needed, would be obtained or would be obtained without substantial conditions or that if such approvals were not obtained or such other actions were not taken, adverse consequences might not result to Protection One’s business, any of which under certain conditions specified in the Merger Agreement, could cause us to elect to terminate the Offer without the purchase of Shares thereunder under certain conditions. See Section 15 — “Certain Conditions of the Offer.”

Antitrust Compliance. Under the HSR Act, and the related rules and regulations that have been issued by the Federal Trade Commission (the “FTC”), certain transactions may not be consummated until specified information and documentary material (“Premerger Notification and Report Forms”) have been furnished to the FTC and the Antitrust Division of the Department of Justice (the “Antitrust Division”) and certain waiting period requirements have been satisfied. These requirements of the HSR Act apply to the acquisition of Shares in the Offer and the Merger.

Under the HSR Act, our purchase of Shares in the Offer may not be completed until the expiration of a 15 calendar day waiting period following the filing by GTCR, as the ultimate parent entity of Purchaser, of a Premerger Notification and Report Form concerning the Offer with the FTC and the Antitrust Division, unless the waiting period is earlier terminated by the FTC and the Antitrust Division. GTCR and Protection One filed Premerger Notification and Report Forms with the FTC and the Antitrust Division in connection with the purchase of Shares in the Offer and the Merger on April 28, 2010. Accordingly, the required waiting period with respect to the Offer and the Merger will expire at 11:59 p.m., New York City time, on May 13, 2010, unless earlier terminated by the FTC and the Antitrust Division or unless the FTC or the Antitrust Division issues a request for additional information and documentary material (a “Second Request”) prior to that time. If within the 15 calendar day waiting period either the FTC or the Antitrust Division issues a Second Request, the waiting period with respect to the Offer and the Merger would be extended until 10 calendar days following the date of substantial compliance by GTCR with that request, unless the FTC or the Antitrust Division terminates the additional waiting period before its expiration. After the expiration of the 10 calendar day waiting period, the waiting period could be extended only by court order or with GTCR’s consent. In practice, complying with a Second Request can take a significant period of time. Although Protection One is required to file certain information and documentary material with the FTC and the Antitrust Division in connection with the Offer, neither Protection One’s failure to make those filings nor a request for additional documents and information issued to Protection One from the FTC or the Antitrust Division will extend the waiting period with respect to the purchase of Shares in the Offer and the Merger. The Merger will not require an additional filing under the HSR Act if Purchaser owns more than 50% of the outstanding Shares at the time of the Merger or if the Merger occurs within one year after the HSR Act waiting period applicable to the Offer expires or is terminated.

The FTC and the Antitrust Division will scrutinize the legality under the antitrust laws of Purchaser’s proposed acquisition of Protection One. At any time before or after Purchaser’s acceptance for payment of Shares pursuant to the Offer, if the Antitrust Division or the FTC believes that the Offer would violate the US federal antitrust laws by substantially lessening competition in any line of commerce affecting US consumers, the FTC and the Antitrust Division have the authority to challenge the transaction by seeking a federal court order enjoining the transaction or, if shares have already been acquired, requiring disposition of such Shares, or the divestiture of substantial assets of Purchaser, Protection One, or any of their respective subsidiaries or affiliates or requiring other conduct relief. US state attorneys general and private persons may also bring legal action under the antitrust laws seeking similar relief or seeking conditions to the completion of the Offer. While Parent believes that consummation of the Offer would not violate any antitrust laws, there can be no assurance that a challenge to the Offer on antitrust grounds will not be made or, if a challenge is made, what the result will be. If any such action is threatened or commenced by the FTC, the Antitrust Division or any state or any other person, Purchaser may not be obligated to consummate the Offer or the Merger. See Section 15 — “Certain Conditions of the Offer.”

State Takeover Laws. Protection One is incorporated under the laws of the State of Delaware. In general, Section 203 of the DGCL prevents a Delaware corporation from engaging in a “business combination” (defined to include mergers and certain other actions) with an “interested stockholder” (including a person who owns or has the right to acquire 15% or more of a corporation’s outstanding voting stock) for a period of three years following the date such person became an “interested stockholder” unless, among other things, the “business combination” is approved by the board of directors of such corporation before such person became an “interested stockholder.” Protection One has elected not to be governed by Section 203 of the DGCL and, therefore, Section 203 of the DGCL is inapplicable to the Merger Agreement and the transactions contemplated therein.

A number of states have adopted laws and regulations applicable to attempts to acquire securities of corporations that are incorporated, or have substantial assets, stockholders, principal executive offices or principal places of business, or whose business operations otherwise have substantial economic effects, in such states. In 1982, in Edgar v. MITE Corp., the Supreme Court of the United States invalidated on constitutional grounds the Illinois Business Takeover Statute which, as a matter of state securities law, made takeovers of corporations meeting certain requirements more difficult. However, in 1987, in CTS Corp. v. Dynamics Corp. of America, the Supreme Court held that the State of Indiana could, as a matter of corporate law, constitutionally disqualify a potential acquiror from voting shares of a target corporation without the prior approval of the remaining stockholders where, among other things, the corporation is incorporated, and has a substantial number of stockholders, in the state. Subsequently, in TLX Acquisition Corp. v. Telex Corp., a U.S. federal district court in Oklahoma ruled that the Oklahoma statutes were unconstitutional as applied to corporations incorporated outside Oklahoma in that they would subject such corporations to inconsistent regulations. Similarly, in Tyson Foods, Inc. v. McReynolds, a U.S. federal district court in Tennessee ruled that four Tennessee takeover statutes were unconstitutional as applied to corporations incorporated outside Tennessee. This decision was affirmed by the United States Court of Appeals for the Sixth Circuit. In December 1988, a U.S. federal district court in Florida held in Grand Metropolitan PLC v. Butterworth that the provisions of the Florida Affiliated Transactions Act and the Florida Control Share Acquisition Act were unconstitutional as applied to corporations incorporated outside of Florida. The state law before the Supreme Court was by its terms applicable only to corporations that had a substantial number of stockholders in the state and were incorporated there.

Protection One, directly or through subsidiaries, conducts business in a number of states throughout the United States, some of which have enacted takeover laws. We do not know whether any of these laws will, by their terms, apply to the Offer or the Merger and have not attempted to comply with any such laws. Should any person seek to apply any state takeover law, we will take such action as then appears desirable, which may include challenging the validity or applicability of any such statute in appropriate court proceedings. In the event any person asserts that the takeover laws of any state are applicable to the Offer or the Merger, and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer or the Merger, we may be required to file certain information with, or receive approvals from, the relevant state authorities. In addition, if enjoined, we may be unable to accept for payment any Shares tendered pursuant to the Offer, or be delayed in continuing or consummating the Offer and the Merger. In such case, we may not be obligated to accept for payment any Shares tendered in the Offer. See Section 15 — “Certain Conditions of the Offer.”

17.	Appraisal Rights.

No appraisal rights are available with respect to Shares tendered and accepted for purchase in the Offer. However, if the Merger is consummated, stockholders who do not tender their Shares in the Offer and who do not vote for adoption of the Merger Agreement will have certain rights under the DGCL to demand appraisal of, and to receive payment in cash of the fair value of, their Shares, in lieu of the right to receive the Offer Price. Such rights to demand appraisal, if the statutory procedures are met, could lead to a judicial determination of the fair value of the Shares, as of the Effective Time (excluding any element of value arising from the accomplishment or expectation of the Merger), required to be paid in cash to such dissenting holders for their Shares. In addition, such dissenting stockholders would be entitled to receive interest from the date of consummation of the Merger on the amount determined to be the fair value of their Shares. Unless the Court in its discretion determines otherwise for good cause shown, such interest shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as in effect from time to time during the period between the Effective Time and the date of payment of the judgment. In determining the fair value of the Shares, the court is required to take into account all relevant factors. Accordingly, such determination could be based upon considerations other than, or in addition to, the market value of the Shares, including, among other things, asset values and earning capacity. In Weinberger v. UOP, Inc., the Delaware Supreme Court stated, among other things, that “proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court” should be considered in an appraisal proceeding. Therefore, the value so determined in any appraisal proceeding could be the same as, or more or less than, the Offer Price.

If any holder of Shares who demands appraisal under Delaware law fails to perfect, or effectively withdraws or loses his rights to appraisal as provided under Delaware law, each Share held by such stockholder will be converted into the right to receive the Offer Price, without interest and less any withholding taxes. A stockholder may withdraw his, her or its demand for appraisal by delivering to Protection One a written withdrawal of his, her or its demand for appraisal and acceptance of the Merger within 60 days after the Effective Time (or thereafter with the consent of the surviving corporation).

The foregoing discussion is not a complete statement of law pertaining to appraisal rights under Delaware law and is qualified in its entirety by reference to Delaware law.

You cannot exercise appraisal rights at this time. The information set forth above is for informational purposes only with respect to your alternatives if the Merger is consummated. If you are entitled to appraisal rights in connection with the Merger, you will receive additional information concerning appraisal rights and the procedures to be followed in connection therewith, including the text of the relevant provisions of Delaware law, before you have to take any action relating thereto.

If you sell your Shares in the Offer, you will not be entitled to exercise appraisal rights with respect to your Shares but, rather, will receive the Offer Price therefor.

18.	Fees and Expenses.

Parent and Purchaser have retained Innisfree M&A Incorporated to be the Information Agent and BNY Mellon Shareowner Services to be the Depositary in connection with the Offer. The Information Agent may contact holders of Shares by mail, telephone, telecopy, telegraph and personal interview and may request banks, brokers, dealers and other nominees to forward materials relating to the Offer to beneficial owners of Shares.

The Information Agent and the Depositary each will receive reasonable and customary compensation for their respective services in connection with the Offer, will be reimbursed for reasonable out-of-pocket expenses and will be indemnified against certain liabilities and expenses in connection therewith, including certain liabilities under federal securities laws.

Neither Parent nor Purchaser will pay any fees or commissions to any broker or dealer or to any other person (other than to the Depositary and the Information Agent) in connection with the solicitation of tenders of Shares pursuant to the Offer. Brokers, dealers, commercial banks and trust companies will, upon request, be reimbursed by Purchaser for customary mailing and handling expenses incurred by them in forwarding offering materials to their customers. In those jurisdictions where applicable laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of Purchaser by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by Purchaser.

19.	Miscellaneous.

The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction. In those jurisdictions where applicable laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of Purchaser by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by Purchaser.

No person has been authorized to give any information or to make any representation on behalf of Parent or Purchaser not contained herein or in the Letter of Transmittal, and, if given or made, such information or representation must not be relied upon as having been authorized. No broker, dealer, bank, trust company, fiduciary or other person shall be deemed to be the agent of Purchaser, the Depositary, or the Information Agent for the purpose of the Offer.

Purchaser has filed with the SEC a Tender Offer Statement on Schedule TO pursuant to Rule 14d-3 of the General Rules and Regulations under the Exchange Act, together with exhibits furnishing certain additional information with respect to the Offer, and may file amendments thereto. Protection One is required under the rules of the SEC to file its Solicitation/Recommendation Statement with the SEC on Schedule 14D-9 no later than 10 business days from the date of this Offer to Purchase, setting forth the recommendation of the Protection One Board with respect to the Offer and the reasons for such recommendation and furnishing certain additional related information. A copy of such documents, and any amendments thereto, may, when filed, be examined at, and copies may be obtained from, the SEC in the manner set forth under Section 7 — “Certain Information Concerning Protection One” above.

Protection Acquisition Sub, Inc.

May 3, 2010

SCHEDULE I

INFORMATION RELATING TO PURCHASER AND THE OFFEROR GROUP

1. Protection Acquisition Sub, Inc. (“Purchaser”), Protection Holdings II, Inc. and Protection Holdings, LLC (“Parent”)

Protection Holdings II, Inc. is the sole stockholder of Purchaser. Parent is the sole stockholder of Protection Holdings II, Inc. Parent is controlled by (i) GTCR Fund IX/A, L.P., a Delaware limited partnership (“Fund IX/A”); (ii) GTCR Fund IX/B, L.P., a Delaware limited partnership (“Fund IX/B”); (iii) GTCR Partners IX, L.P., a Delaware limited partnership (“Partners IX”), by virtue of it being the general partner of Fund IX/A and Fund IX/B; and (iv) GTCR Golder Rauner II, L.L.C., a Delaware limited liability company (“GTCR”), by virtue of it being the general partner of Partners IX. The name, business address, present principal occupation or employment and material occupations, positions, offices or employment for the past five years of each of the directors and executive officers of Purchaser, Protection Holdings II, Inc. and Parent are set forth below. The business address and phone number of each such director and executive officer is 300 N. LaSalle Street, Suite 5600, Chicago, Illinois 60654, (312) 382-2200. All directors and executive officers listed below are citizens of the United States.

Name and Position	Present Principal Occupation or Employment (all have served five years or more in present position unless otherwise noted)
David A. Donnini, President and Director	Principal of GTCR Golder Rauner II, L.L.C.
Collin E. Roche, Vice President and Director	Principal of GTCR Golder Rauner II, L.L.C.
Aaron D. Cohen, Vice President	Vice President of GTCR Golder Rauner II, L.L.C.
Christian B. McGrath, Treasurer and Secretary	General Counsel of GTCR Golder Rauner II, L.L.C.*

*	Prior to October 15, 2007, Mr. McGrath was Chief Counsel-Foodservice of Sara Lee Corporation.

2. Fund IX/A and Fund IX/B

GTCR Partners IX, L.P. is the general partner of GTCR Fund IX/A, L.P. and GTCR Fund IX/B, L.P. GTCR Fund IX/A, L.P. and GTCR Fund IX/B, L.P have no officers or directors.

3. Partners IX

GTCR Golder Rauner II, L.L.C. is the general partner of GTCR Partners IX, L.P. GTCR Partners IX, L.P. has no officers or directors.

4. GTCR

The name, business address, present principal occupation or employment and material occupations, positions, offices or employment for the past five years of each of the members of GTCR Golder Rauner II, L.L.C. and the General Counsel are set forth below. The business address and phone number of each such person is 300 N. LaSalle Street, Suite 5600, Chicago, Illinois 60654, (312) 382-2200. All such persons are citizens of the United States.

Name	Present Principal Occupation or Employment (all have served five years or more in present position unless otherwise noted)
Craig A. Bondy	Principal of GTCR Golder Rauner II, L.L.C.
Philip A. Canfield	Principal of GTCR Golder Rauner II, L.L.C.
David A. Donnini	Principal of GTCR Golder Rauner II, L.L.C.
Edgar D. Jannotta, Jr.	Senior Advisor of GTCR Golder Rauner II, L.L.C.*
Joseph P. Nolan	Principal of GTCR Golder Rauner II, L.L.C.
Bruce V. Rauner	Principal of GTCR Golder Rauner II, L.L.C.
Collin E. Roche	Principal of GTCR Golder Rauner II, L.L.C.
Christian B. McGrath	General Counsel of GTCR Golder Rauner II, L.L.C.**

*	Prior to May 31, 2007, Mr. Jannotta was a Principal of GTCR Golder Rauner II, L.L.C.
**	Prior to October 15, 2007, Mr. McGrath was Chief Counsel-Foodservice of Sara Lee Corporation.

Manually signed facsimiles of the Letter of Transmittal, properly completed, will be accepted. The Letter of Transmittal and certificates evidencing Shares and any other required documents should be sent or delivered by each stockholder or its, his or her broker, dealer, commercial bank, trust company or other nominee to the Depositary at one of its addresses set forth below:

The Depositary for the Offer is:

By First Class Mail: BNY Mellon Shareowner Services Attn: Corporate Actions Department, 27th Floor P.O. Box 3301 South Hackensack, NJ 07606	If Registered, Certified or Express Mail, Overnight Courier or by Hand BNY Mellon Shareowner Services Attn: Corporate Actions Department, 27th Floor 480 Washington Boulevard Jersey City, NJ 07310

Questions or requests for assistance may be directed to the Information Agent at its address and telephone numbers listed below. Additional copies of this Offer to Purchase and the Letter of Transmittal may also be obtained from the Information Agent. Stockholders may also contact brokers, dealers, commercial banks or trust companies for assistance concerning the Offer.

The Information Agent for the Offer is:

501 Madison Avenue, 20th floor

New York, New York 10022

Stockholders may call toll free (888) 750-5834

Banks and Brokers may call collect (212) 750-5833